1Annual Report
June 30, 1995
SteinRoe
Tax-Exempt Bond Funds
Municipal Money Market Fund
Intermediate Municipals
Managed Municipals
High-Yield Municipals
Photographic image of a man and woman.
Graphic: SteinRoe Logo
SteinRoe Mutual Funds
Building Wealth for GenerationsSM

Contents
From the President                                          1
Tim Armour's thoughts on the markets and investing

Performance                                                 3
How the SteinRoe Tax-Exempt Funds have done over time

Q&A
Municipal Money Market Fund                                 7
Intermediate Municipals                                     10
Managed Municipals                                          13
High-Yield Municipals                                       15
Interviews with the portfolio managers and a summary of major shifts in the Funds' investments over the past 12 months

Investments                                                 20-43
A complete list of each Fund's investments with market values

Financial Statements                                        44-51
Balance sheets, statements of operations, and changes in net assets

Notes to Financial Statements                               52-57

Financial Highlights                                        58-65
Selected per-share data

Report of Independent Auditors                              66

General Information                                         67-72
A guide to products and services

From the President
To Our Shareholders

We are pleased to present this annual report for the SteinRoe Tax-Exempt Funds -- SteinRoe Municipal Money Market Fund, SteinRoe Intermediate Municipals, SteinRoe Managed Municipals and SteinRoe High-Yield Municipals.

We never forget our relationship with you is built both on investment management capabilities and performance and on service and communication. That's why we have redesigned our annual report to make it simpler for you to evaluate your fund's performance. We hope you find it easier to read and understand.

The Market

Fixed income investors have weathered both the best and the worst of times during the past 12 months. The first half of our fiscal year saw many fixed income issues -- and the funds that invest in them -- struggle after the Federal Reserve, in a bid to dampen inflation after the torrid economic growth of 1994, pushed up short-term rates seven times in the 12-month period between February 1994 and February 1995. These sharp rate spikes caused bond prices to plummet, and contributed to what will long be remembered as one of the worst bond markets in history.

Then, as economic data indicated the economy was slowing, the fixed income markets began to rally in the second half of our fiscal year. Adding to the strength of that rally were the many investors who, sobered by market-shattering events like the devaluation of the Mexican peso and the failure of one of Britain's oldest and most venerable investment banks, returned to the relative safety of U.S. Treasury and corporate issues. Municipal bonds also benefited from the rally, but not to the same extent as taxables.

With investors remaining skittish after reports of flat tax proposals in Congress and the bankruptcy of one of California's wealthiest counties, the past year has been especially trying for the municipal markets. In addition, rising interest rates in the first half of the fiscal year spurred a dramatic decline in new bond and note issues. That situation eased somewhat as interest rates fell in the second half of our fiscal year, but sales of new bonds and notes still remain at their lowest levels in five years.

Photographic image of Tim Armour

So, what's ahead for the fixed income market? We anticipate weak economic activity through the third quarter, which may squeeze corporate profits. Lower corporate profits would put pressure on stock prices and make fixed income investments look attractive relative to equities. After the third quarter, however, we are forecasting firmer, steady, noninflationary economic growth throughout 1996. We also think that, following a cautious easing move early in the third quarter of 1995, the Federal Reserve will respond further to slow growth and improving inflation by reducing short-term interest rates in a few more steps. Long-term interest rates, on the other hand, can be expected to trade in a range centered on roughly 6.6 percent.

We expect to hear about flat tax proposals through the next election, and, as a result, municipal bond investors can look for some uncertainties in the market until 1997. You'll find a brief discussion of flat tax issues elsewhere in the report, and I encourage you to call our account representatives if you'd like more information about how -- and when -- these proposals could affect your tax-exempt investments.

The Basics

While past performance is no guarantee of future results, and no one can predict what might happen to bond funds or the markets in the future, we believe investors must understand the factors that move the markets, not just to profit from them, but to gain the patience to ride out short-term volatility in their investments. As always, no matter what direction you think the economy is heading, it is important to remember the basics. Think long term and re-evaluate your investment portfolio from time to time to make sure it continues to match your goals, risk tolerance and time horizon. And try to follow a regular investment plan. By investing a certain amount of money each month or quarter, you can take advantage of dollar-cost averaging. Of course, not everyone is in a position to follow a regular investment plan. And it neither ensures a profit nor protects against a loss in a declining market. This simple strategy, however, can help you turn market volatility to your advantage.

Please call us at 1 800 338-2550 with your comments and suggestions. As always, we look forward to serving your investment needs.

Sincerely,


Timothy K. Armour
President
August 14, 1995

Fund Performance
There are several ways to evaluate a fund's historical performance. You can look at the total percentage change in value, the average annual return percentage change, or the growth of a hypothetical $10,000 investment. Each performance figure includes changes in a fund's share price, plus reinvestment of any dividends (net investment income) and capital gains (the profits the fund earns when it sells fixed income securities that have grown in value).

Average Annual Total Returns
Periods ended June 30, 1995
                                                 Past 1      Past 3       Past 5     Past 10
                                                   Year       Years        Years       Years
Municipal Money Market Fund                       3.02%       2.29%        2.97%       3.90%
                                                 Past 1      Past 3       Past 5        From
                                                   Year       Years        Years  Inception*
Intermediate Municipals                           6.59%       6.15%        7.38%       7.26%
Lehman 10-Year Municipal Bond Index               8.78        7.34         8.51        9.15
                                                 Past 1      Past 3       Past 5     Past 10
                                                   Year       Years        Years       Years
Managed Municipals                                7.12%       5.77%        7.61%       9.21%
High-Yield Municipals                             8.54        5.74         6.99        8.97
Lehman Municipal Bond Index                       8.82        6.87         8.26        9.17

Total return performance includes changes in share price and reinvestment of income and capital gains distributions. This past performance is no guarantee of future results. Share price and investment return will vary, so you may have a gain or loss when you sell shares.
* Inception Date: Intermediate Municipals -- October 9, 1985. Because index returns are calculated on a monthly basis, the index returns marked "from inception" are calculated from the month-end results that fall closest to the Funds' inception dates.

Investment Comparison
Comparison of change in value of $10,000 investment for the years ended June
30.

This graph compares performance of SteinRoe Intermediate Municipals to the Lehman 10-Year Municipal Bond Index, an unmanaged group of intermediate-term municipal bonds that differs in composition from each SteinRoe Fund.

Graph:

Year Ended                                Intermediate                        Lehman 10-Year
6/30                                         Municipals                 Municipal Bond Index
10/31/85                                          10000                    10000
6/30/86                                           10756                    11203
87                                                11454                    12351
88                                                12093                    13205
89                                                12922                    14475
90                                                13818                    15504
91                                                14950                    16937
92                                                16500                    18854
93                                                18304                    21226
94                                                18516                    21436
95                                                19736                    23318

Comparison of change in value of $10,000 investment for the years ended June
30.
This graph compares performance of SteinRoe Managed Municipals to the Lehman
Municipal Bond Index, an unmanaged group of municipal bonds that differs in composition from each SteinRoe Fund.
Graph:
Year Ended                                      Managed                   Lehman
6/30                                         Municipals                 Municipal Bond Index
85                                                10000                    10000
86                                                12083                    11652
87                                                13032                    12656
88                                                14004                    13595
89                                                15741                    15144
90                                                16724                    16175
91                                                18217                    17633
92                                                20389                    19709
93                                                22591                    22066
94                                                22526                    22103
95                                                24130                    24053

Investment Comparison
Comparison of change in value of $10,000 investment for the years ended June
30.
This graph compares performance of SteinRoe High-Yield Municipals to the
Lehman Municipal Bond Index, an unmanaged group of municipal bonds that differs in composition from each SteinRoe Fund.
Graph:
Year Ended                                   High-Yield                  Lehman
6/30                                         Municipals                 Municipal Bond Index
85                                                10000                    10000
86                                                11833                    11652
87                                                12684                    12656
88                                                13774                    13595
89                                                15670                    15144
90                                                16867                    16175
91                                                18352                    17633
92                                                19998                    19709
93                                                21574                    22066
94                                                21780                    22103
95                                                23643                    24053

Investment Comparison Continued
Making the Most of Performance

The wide assortment of performance data available today can be a mixed blessing. On one hand, a fund's performance results can be a valuable source of information when considering an investment. On the other hand, even seasoned investors may find the wide array of data and the different methods of interpretation confusing.

That's why one of the most important pieces of advice we can give you is to remember that a fund's past performance is just that -- past. While a fund's past performance is not a guarantee of how it will perform in the future, it can help you make rational decisions about the funds you currently hold or about funds you might be considering. Owning bond funds, for example, can help to reduce overall risks in a well-diversified portfolio. And because they have an income component, bonds tend to reduce portfolio fluctuations when stocks are down. Nonetheless, bond fund share prices will fluctuate as interest rates change. The price and total return of a mutual fund will change daily and if you sell your shares during a downturn in the market, you might lose money. But, if you can ride out the market's ups and downs, your fund might achieve a gain.

No one can make your financial decisions better than you. We hope this annual report helps you to better understand and evaluate your fund's performance, and serves as a helpful aid in making intelligent, appropriate investment decisions. If you have any questions, please call a SteinRoe account representative at 1 800 338-2550.

Q&A
An Interview with Jill Netzel,
Portfolio Manager of Municipal Money Market Fund
Photographic image of Jill Netzel
Fund Data

Investment Objective:
Seeks maximum current tax-free income consistent with safety of capital and maintenance of liquidity by investing principally in a diversified portfolio of short-term municipal securities.

Fund Inception:
March 15, 1983

Total Net Assets:
$146.7 million

Q: How did the Fund perform?
A: For the fiscal year, Municipal Money Market Fund posted a return of 3.02 percent, nearly matching the performance of its Lipper tax-exempt money market peer group return of 3.04 percent, while the Fund's seven-day yield on June 30 was 3.52 percent. That translates into a taxable equivalent yield of 5.84 percent.1

Q: How did the Fund respond to the fluctuations in rates this year?
A: Any movement in short-term interest rates will have a roughly corresponding effect on a money market fund's seven-day yield. We saw a spike in rates earlier in our fiscal year, as the Federal Reserve finished the period of tightening that it began in February 1994 -- rates rose more than one and three quarter points during the first half of the year. More recently, however, rates began drifting lower as economic growth slowed and investors began to assume that the Fed would begin easing interest rates.

Q: What factors have contributed to the Fund's performance?
A: Thanks to a high concentration in variable rate notes -- these notes "float up" with increases in interest rates -- our return was boosted in the first half of our fiscal year, when rates were rising. And, during the second half of the year, when rates began to fall, we began to lock in those earlier, higher rates by purchasing one-year notes.

The Fund's performance also was positively affected by our position in alternative minimum tax (AMT) paper. Because investors in these higher-yielding securities may be subject to the alternative minimum tax, many money market funds do not own a large percentage of AMT paper in their portfolios. We believe that the majority of our shareholders are not subject to the alternative minimum tax, so we've sought to capture AMT paper's higher potential for yield by expanding our holdings over the past year. Our holdings of AMT paper increased from 18.5 percent on June 30, 1994, to 43.4 percent on June 30, 1995.

Q: With merger activity picking up and many foreign banks reporting problems, banks have had a volatile year. Have you made any changes to your weighting in notes backed by bank letters of credit?
A: On June 30, 44.3 percent of the portfolio was held in municipal notes backed by bank letters of credit. During the past year, we've concentrated our purchases of letter of credit-backed notes in those issued by U.S. banks, which reflects our concern about the credit quality of many foreign banks -- particularly those in Japan, where the banking system is heavily burdened by bad loans.

Q: What are your expectations for the coming months?
A: After the Federal Reserve's quarter-point easing move early in the third quarter, we'll look for indications of a second easing of short-term rates. If we think a second easing move is likely, you'll see us begin to modestly extend the Fund's average maturity to take advantage of the fact that rates are dropping. We'll do that by selling some portion of our variable rate issues and purchasing six- and nine-month notes and commercial paper.

(1) Total return performance includes changes in share price and reinvestment of income and capital gains distributions. The Fund's adviser currently limits expenses to 0.70 percent of average net assets, subject to termination upon 30 days' notice. Absent past limits, the Fund's total return would have been less. Past performance is no guarantee of future results. The Fund strives to maintain a $1 per share net asset value. An investment in the Fund, however, is neither insured nor guaranteed by the U.S. government, and there is no assurance that the Fund will be able to maintain a stable net asset value of $1 per share. Taxable equivalent yield is shown in the 39.6 percent tax bracket, which applies to investors with incomes higher than $250,000 per year. Tax-free income is exempt from most federal taxes, but may be subject to state and local taxes and federal alternative minimum tax. According to Lipper Analytical Services, Inc., an independent monitor of mutual fund performance, the Fund's peer group invests in high-quality municipal obligations with dollar-weighted average maturities of less than 90 days. There were 123 funds in this peer group for the year ended June 30, 1995. Share price and investment return will vary, so you may have a gain or a loss when you sell shares.

Fund Highlights
Municipal Money Market Fund
Securities Type Breakdown
                                              Portfolio      Portfolio
                                          June 30, 1994  June 30, 1995
General Obligation                                 5.0%           2.4%
Revenue:
  Industrial                                      23.0           25.8
  Utility                                         18.0           25.2
  Other Revenue                                   14.0           12.4
  Oil                                              3.0            8.8
  Education                                        5.0            6.5
  Hospital                                         5.0            5.8
  Housing                                           --            5.3
  Waste Disposal                                   9.0            4.5
  Toll                                             2.0            1.3
  Electric                                         4.0            1.0
  Student Loan                                     8.0             --
  Mortgage                                         3.0             --
Escrowed                                           1.0            1.0
Total                                              100%           100%

Maturity
Pie chart:
As of June 30, 1994                 As of June 30, 1995
0-29 Days 62.3%                         0-29 Days 65.6%
30-59 Days 8.8%                         30-59 Days 8.2%
60-89 Days 14.9%                       60-89 Days 11.6%
90-119 Days 3.1%                       90-119 Days 4.9%
120-179 Days 2.4%                     120-179 Days 2.1%
180-375 Days 8.5%                     180-375 Days 7.6%

Shareholders Approve New Agreements
At a special meeting on June 27, 1995, shareholders of SteinRoe Municipal
Money Market Fund voted to approve a proposal that replaced the Fund's investment advisory agreement with two new agreements. These new agreements essentially carry forward the services Stein Roe & Farnham already provides to shareholders, separating into two agreements the provision of administrative and investment management services. The new agreements will take effect on
September 28, 1995.
The outcome of the vote was as follows:
Record date share position:        143,533,391
Total share position voted:         76,381,518
FOR                                 72,857,995
AGAINST                              1,561,407
ABSTENTIONS                          1,962,116

Q&A
An Interview with Joanne Costopoulos,
Portfolio Manager of Intermediate Municipals
Photographic Image of Joanne Costopoulos

Fund Data
Investment Objective:
Seeks high current yield exempt from federal income tax, consistent with capital preservation, through investments primarily in the three highest grades of intermediate-term municipal securities. The dollar-weighted average maturity of the Fund's portfolio is between three and ten years.

Fund Inception:
October 9, 1985

Total Net Assets:
$212.5 million

Q: How did the Fund perform?
A: We ended the year with a 6.59 percent return, which just trailed the 6.86 percent median return of the Fund's Lipper intermediate municipal debt peer group. The Fund's 4.44 percent standardized yield translates into a taxable equivalent yield of 7.36 percent.1

We underperformed the Lehman 10-Year Municipal Bond Index return of 8.8 percent, primarily because, for most of the year, the Fund's duration (a measure of volatility) was shorter than that of the Index. The Index tends to have an average maturity of eight to 12 years and a duration that averages around seven. In contrast, the Fund's average maturity tends to be about eight years, and its average duration tends to center around six. To extend our maturity, and, thus, our duration, would require selling a great deal of our shorter-term paper and realizing a significant amount of capital gains -- a move that we believe would not be in the best interests of our shareholders.

In addition, we maintained a portfolio that is higher in average credit quality than the Index -- lower-quality issues significantly outperformed higher-quality issues during the last half of the year. We try to keep the Fund at a relatively high quality level because we believe that the risk tolerance of investors in an intermediate fund tends to be of a more conservative nature.

Obviously, neither of these are ongoing situations -- portfolio quality is subject to change, as is the Fund's maturity profile.
Q: How much does the portfolio's credit quality change during any given year?

A: We try to manage this Fund conservatively, and higher-quality issues, by definition, carry less risk. We do move the credit quality of the portfolio up or down according to whether higher- or lower-quality securities are looking attractive during a given period. But, on balance, we tend to keep the bulk of the portfolio in the higher grades -- A- to AAA-rated securities -- concentrating on the higher end of the quality spectrum.

Q: What affected performance?
A: We've benefited from the strong performance of general obligation bonds
(GOs). We've also kept a significant portion (56.2 percent on June 30) of the portfolio in revenue bonds, particularly water and sewer issues, which have consistently outperformed many of the other types of revenue projects this year.

We weren't expecting rates to drop as quickly as they did in the latter half of the year, and because the portfolio was positioned conservatively, with a relatively short duration, we were not able to participate in the recent bond rally to the extent that we could have.

Q: What's your outlook?
A: While investors have been skittish, we believe the intermediate tax-exempt market is poised for a comeback for a number of reasons: First, concerns over the effect of tax reform on municipal bonds seem to have subsided as investors realize that any changes in the tax laws will take time to implement. Municipal bonds are currently outperforming the taxable market, so investors who want to be in municipals, but think that tax reform is unlikely before the end of the decade, will probably avoid committing themselves to too much uncertainty by choosing intermediates over longer-term municipals.

Second, the relationship of municipals to Treasuries has recently been at attractive levels, and should draw those investors who, until recently, have been on the sidelines.

(1) Total return performance includes changes in share price and reinvestment of income and capital gains distributions. Tax-free income is exempt from most federal taxes, but may be subject to state and local taxes and federal alternative minimum tax. Capital gains are subject to federal, state and local taxes. Past performance is no guarantee of future results. Share price and investment return will vary, so you may have a gain or a loss when you sell shares. Taxable equivalent yield is shown in the 39.6 percent tax bracket, which applies to investors with incomes higher than $250,000 per year. Lipper Analytical Services, Inc., an independent monitor of mutual fund performance, defines the Fund's peer group as investing in municipal debt issues with dollar-weighted average maturities of five to ten years. There were 103 funds in this peer group for the year ended June 30, 1995. The Lehman 10-Year Municipal Bond Index is an unmanaged group of intermediate-term municipal bonds that differs from the composition of each SteinRoe Fund; the Lehman 10-Year Municipal Bond Index is not available for direct investment.

Fund Highlights
Intermediate Municipals
Securities Type Breakdown
                                              Portfolio      Portfolio
                                          June 30, 1994  June 30, 1995
General Obligation                                25.1%          30.9%
Revenue:
  Water & Sewer                                   12.6           16.5
  Electric                                         9.9            5.4
  Toll                                             8.4            5.5
  Airport                                          7.7            6.3
  Student Loan                                     5.3            4.5
  Hospital                                         4.6            5.9
  Other Revenue                                   15.2           12.1
Escrowed                                           8.9            9.1
Lease/Miscellaneous                                2.3            3.8
Total                                              100%           100%

Maturity
Pie charts:
As of June 30, 1994           As of June 30, 1995
Less Than 1 Year (2.5%)       Less Than 1 Year (2.1%)
1-5 Years (12.7%)             1-5 Years (15.8%)
5-10 Years (58.5%)            5-10 Years (48.6%)
10-15 Years (22.6%)           10-15 Years (20.8%)
Over 15 Years (3.7%)          Over 15 Years (12.7%)

Portfolio Quality
As of June 30, 1994           As of June 30, 1995
AAA (56.2%)                   AAA (58.6%)
AA (22.8%)                    AA (21.9%)
A (21.0%)                     A (18.7%)
                              BBB (0.8%)

Q&A
An Interview with Jane McCart, Portfolio Manager of Managed Municipals and High-Yield Municipals
Photographic image of Jane McCart

Managed Municipals
Fund Data

Investment Objective:
Pursues high tax-free income consistent with capital preservation by investing in a quality-conscious portfolio of long-term municipal securities.

Fund Inception:
February 23, 1977

Total Net Assets:
$629.7 million

Jane McCart, portfolio manager of Managed Municipals since 1991, was named portfolio manager of High-Yield Municipals in January.

Managed Municipals Q&A
Q: How did the Fund perform?
A: At 7.12 percent for the year, the Fund's one-year return lagged the Lipper general municipal debt peer group's median return of 7.63 percent and underperformed the Lehman Municipal Bond Index return of 8.82 percent. The Fund's June 30 tax-exempt standardized yield was 5.20 percent, which translates into a taxable equivalent standardized yield of 8.61 percent.1

We underperformed the Index primarily because the Fund contains a larger weighting in housing-related bonds and a lower weighting in general obligation bonds than does the Index. While general obligation bonds performed well during the year -- outperforming the housing sector in particular -- we continue to overweight the Fund in housing securities because they offer the potential for a high level of income and yield.

One of the more positive factors in the Fund's performance was our position in noncallable bonds. A 30-year high-coupon callable bond that can be called out of the market in 10 years, for example, will generally trade as if it were a 10-year bond, and that will be reflected in its price, which will be lower. Because a noncallable bond cannot be called out of the market, its price movement is not obstructed by call features -- more particularly, its price tends not to be hindered from moving upward in a strong market, such as we are now experiencing. During the past two years, we have consistently added to the Fund's noncallable position -- more than 30 percent of the portfolio is now held in noncallable paper.

Finally, some purchases of paper company securities (2 percent of the portfolio) paid off recently when strong corporate earnings for paper companies boosted the value of these bonds.

Q: How does duration affect your performance?
A: Duration -- or, more correctly, adjusted duration -- is a measure of a bond fund's sensitivity to interest rates. If a bond has a duration of five, for example, and interest rates fall by one percent, then the bond's price should rise by approximately 5 percent. The higher the duration, the more sensitive a bond's price will be to changes in interest rates. A shorter duration tends to help a bond fund's performance when interest rates are rising -- as they were during the first half of the year -- and hinders performance when interest rates are falling. We'd like to have lengthened our duration more than we did in the latter half of the year, when interest rates were falling, but lengthening duration has been a continuing challenge for us, mainly because new issue supply has been scarce in the municipal market.

New municipal bond issues take two forms: new-money issues for general purposes or for a special project, such as a toll road or pollution control plant; or refundings, which take advantage of falling interest rates to replace old debt, issued at higher rates, with new debt issued at current, lower rates -- much like refinancing a mortgage. Recently, taxpayer revolt has killed many new-money issues, while refundings typically don't occur when rates are high or rising. The result has been fewer new issues coming to market.

The scarcity of appropriate long-term market discount bonds -- bonds that are already on the market -- is another factor. Buying long discount bonds tends to help performance -- especially if they are lower-coupon bonds that have call features, because these bonds are less likely to be called out of market and replaced with new debt issued at a lower interest rate. Consequently, lower-coupon discount bonds have greater potential for appreciation. But the gains generated by many discount bonds are taxed as ordinary income.

Simply put, to avoid passing on ordinary income to our shareholders, we have to pass up many market discount bonds, and the alternatives -- new issues -- are limited.

Q: With talk of a flat tax in Congress, what are your expectations for the Fund?
A: There are a number of different opinions, but we think that a flat tax is likely at some point in the future only under certain political circumstances. It's difficult to say what effect a flat tax would have on the market, as both tax laws and flat tax proposals may change significantly in the next few years.

Is a flat tax something investors need to worry about in the near term? We don't think so. We believe that the flat tax won't be an issue until after 1997. And recent inflows into municipal bond funds suggest that investors are starting to agree with us.

(1) Total return performance includes changes in share price and reinvestment of income and capital gains distributions. Tax-free income is exempt from most federal taxes, but may be subject to state and local taxes and federal alternative minimum tax. Capital gains are subject to federal, state and local taxes. Past performance is no guarantee of future results. Share price and investment return will vary, so you may have a gain or a loss when you sell shares. Taxable-equivalent yield is shown in the 39.6 percent tax bracket, which applies to investors with incomes higher than $250,000 per year. Lipper Analytical Services, Inc., an independent monitor of mutual fund performance, defines the Fund's peer group as investing at least 65 percent of assets in municipal debt issues in the top four credit ratings. There were 201 funds in this peer group for the year ended June 30, 1995. The Lehman Municipal Bond Index is an unmanaged group of municipal bonds that differs from the composition of each SteinRoe Fund; the Lehman Municipal Bond Index is not available for direct investment.

High-Yield Municipals

Fund Data
Investment Objective:
Seeks a high level of tax-free income consistent with capital preservation by investing in longer-term municipal securities, principally of medium and lower quality.

Fund Inception:
March 5, 1984

Total Net Assets:
$281.1 million

High-Yield Municipals Q&A

Q: Are there any differences in the investment process between Managed Municipals and High-Yield Municipals?
A: Managed Municipals is a higher-grade, long-term fund, while High-Yield Municipals, as its name suggests, seeks higher yield and is willing to take on higher credit risk in order to find it. We're careful about what we buy for both Funds, but research -- always important in investment management -- is critical when it comes to buying below investment-grade and unrated issues for High-Yield Municipals. For obvious reasons, both are inherently more risky than higher-grade municipal bonds. SteinRoe has a number of sector specialists and analysts to quantify potential risks and returns. In addition, because some municipal issues -- those for industrial development or pollution control, for example -- are actually backed by taxable corporations, both tax-exempt and taxable bond analysts are an important part of the research process.

Q: Did you change your investment strategy during the year?
A: The Fund has had good performance over the long term, and we wanted to maintain that record. Of course, past performance is no guarantee of future results, but we believe that, by taking advantage of our credit research capabilities, we can be more aggressive than we have been in the past in seeking higher yields -- without taking undue risk. Good research is key to this approach, and, fortunately, that's one of SteinRoe's strengths.

Since taking over the Fund in January, we've added a number of high-yield projects to the portfolio -- a paper de-inking plant (2.19 percent of holdings), the Denver airport (1.52 percent of holdings) and an independent power project (1.07 percent of holdings), all of which have performed nicely. Still, new issue supply in the municipal bond market has been lower than usual during the past year, so boosting the Fund's yield is taking a little longer than we would like.

Q: How did the Fund perform this year?
A: The Fund finished the year with an 8.54 percent return, outperforming its Lipper high-yield municipal debt peer group's median return of 7.97 percent, and trailing just behind the 8.82 percent return of the Lehman Municipal Bond Index. As of June 30, the Fund's standardized yield was 5.51 percent, a taxable equivalent yield of 9.12 percent.1

Lower interest rates in the past six months have benefited the portfolio, as has the high-yield sector's solid performance. We made some astute purchases of airline and paper company securities during the year, and those holdings paid off as strong corporate earnings -- particularly for airlines and paper companies -- boosted the value of these bonds.

Several nonperforming holdings have been a drag on the Fund's performance during the year. In January, however, we received proceeds from certain outstanding claims, and more recently we have begun seeing positive inflows from some of those nonperforming projects.

Q: Municipal investors heard a lot about Orange County this year. What happened?
A: The Orange County bankruptcy was an extreme example of what can go wrong when municipalities use -- and occasionally misuse -- leveraged investing. Leveraging tends to magnify the effect of interest rate moves. In the late 1980s and early 1990s, the yield on longer-term bonds was several points higher than short-term interest rates, and many investors felt it was safe to borrow money (at lower three- and six-month rates) and purchase intermediate- and long-term bonds paying higher yields. This strategy seemed to work well: not only did it make it possible to capture higher yields, but, as more and more people adopted the same strategy, the increased demand helped to raise the prices of longer-term securities. But, like all good things, it came to an end. As soon as the Fed raised short-term interest rates, everything went into a tailspin. Rampant borrowing -- and the resulting leveraged buying -- exaggerated the effect of rate increases, forcing many investors to sell securities at lower prices to repay outstanding loans. The result: still-higher rates and lower prices. Orange County's financial advisers got caught in this vicious circle, incurring losses so massive that it forced the municipality to declare bankruptcy in December 1994.

Could it happen again? If leveraged investors misplace their bets, any change in interest rates can expose them to losses. That's why we put so much emphasis on our own, internal credit research. Doing our own research allows us to decide independently whether or not a municipality is creditworthy, as well as whether its investment policies are sound.

Q: How did the Fund weather the crisis?
A: Long before Orange County defaulted on its bonds, our analysts decided that California municipalities were being asked to shoulder an increasingly heavy burden for public services from the California state government, and because of recent changes to the state constitution, municipalities had but limited power to raise taxes to pay for those services. Consequently, our analysts recommended that we avoid investing in California until the situation eased. That turned out to be a very perceptive recommendation, for when Orange County's crisis hit, we had very little exposure to the state and none at all to Orange County itself.

(1) Total return performance includes changes in share price and reinvestment of income and capital gains distributions. Tax-free income is exempt from most federal taxes, but may be subject to state and local taxes and federal alternative minimum tax. Capital gains are subject to federal, state and local taxes. Past performance is no guarantee of future results. Share price and investment return will vary, so you may have a gain or a loss when you sell shares. Taxable equivalent yield is shown in the 39.6 percent tax bracket, which applies to investors with incomes higher than $250,000 per year. According to Lipper Analytical Services, Inc., an independent monitor of mutual fund performance, this Fund's peer group may invest at least 50 percent of assets in lower-rated municipal debt issues. There were 34 funds in this peer group for the year ended June 30, 1995. The Lehman Municipal Bond Index is an unmanaged group of municipal bonds that differs from the composition of each SteinRoe Fund; the Lehman Municipal Bond Index is not available for direct investment.

Fund Highlights
Managed Municipals
Securities Type Breakdown
                                              Portfolio      Portfolio
                                          June 30, 1994  June 30, 1995
General Obligation                                14.5%          18.3%
Lease/Miscellaneous                                9.9           14.5
Escrowed                                          17.6           13.2
Revenue:
  Housing                                         13.4           12.0
  Electric                                         9.9            8.6
  Water & Sewer                                    6.8            8.3
  Toll                                             6.1            6.8
  Hospital                                         5.2            6.0
  Airport                                          2.9            4.1
  Other Revenue                                   13.7            8.2
Total                                              100%           100%

Maturity
Pie Charts:
As of June 30, 1994      As of June 30, 1995
Over 25 Years 18.6%      Over 25 Years 20.5%
20-25 Years 21.1%        20-25 Years 23.9%
15-20 Years 23.6%        15-20 Years 26.0%
10-15 Years 13.1%        10-15 Years 12.0%
5-10 Years 10.5%         5-10 Years 3.7%
1-5 Years 11.9%          1-5 Years 7.9%
Less Than 1 Year 1.2%    Less Than 1 Year  6.0%

Portfolio Quality
As of June 30, 1994      As of June 30, 1995
AAA (37.4%)              AAA (38.8%)
AA (36.1%)               AA (33.9%)
A (24.0%)                A (24.5%)
BBB and Below (2.5%)     BBB and Below (2.8%)

Fund Highlights
High-Yield Municipals
Securities Type Breakdown
                                              Portfolio      Portfolio
                                          June 30, 1994  June 30, 1995
Lease/Miscellaneous                               14.1%          22.4%
Escrowed                                          11.5           10.0
General Obligation                                 5.8            5.9
Revenue:
  Hospital                                        18.3           17.8
  Housing                                         13.9           11.5
  Electric                                         9.9            8.5
  Toll                                             4.8            5.6
  Water & Sewer                                    4.5            3.6
  Airport                                          3.6            2.3
  Student Loan                                     0.7            0.0
  Other Revenue                                   12.9           12.4
Total                                              100%           100%

Maturity
Pie Charts:
As of June 30, 1994      As of June 30, 1995
Over 25 Years 24.4%      Over 25 Years 28.7%
20-25 Years 36.3%        20-25 Years 34.1%
15-20 Years 12.9%        15-20 Years 10.9%
10-15 Years 10.4%        10-15 Years 10.7%
5-10 Years 7.5%          5-10 Years 9.5%
1-5 Years 4.6%           1-5 Years 2.4%
Less Than 1 Year  3.9%   Less Than 1 Year  3.7%

Portfolio Quality
As of June 30, 1994      As of June 30, 1995
AAA (15.9%)              AAA (18.2%)
AA (16.2%)               AA (12.7%)
A (32.0%)                A (27.0%)
BBB (17.2%)              BBB (21.3%)
BB (2.3%)                BB (3.2%)
NR* (16.4%)              NR* (17.6%)
*Nonrated

Municipal Money Market Fund

Investments as of June 30, 1995
(Dollar Amounts In Thousands)

                                                                     Principal      Market
Municipal Securities (103.5%)                                           Amount       Value
Alabama (5.6%)
*Alabama I.D.A. Solid Waste Disposal Revenues (Pine City Fiber
   Company L.O.C. Barclays Bank Plc) V.R.D.B. 4.150%                   $ 6,750     $ 6,750
*Ardmore I.D.R. (Group Dekko L.O.C. Bank
   One, Indianapolis) V.R.D.B. 4.350%                                    1,465       1,465
                                                                                  --------
                                                                                     8,215
Arizona (0.7%)
*Cochise County Pollution Control Corporation Solid Waste Disposal
   Revenue (Arizona Electric Power Cooperative gtd. by National
   Rural Utilities Cooperative Finance Corp.) 4.450% Optional
   Put 9/01/95                                                           1,000       1,000

California (5.6%)
City of Orange T.R.A.N. 4.750% 8/01/95                                   2,000       2,001
Los Angeles School District Tax & Revenue T.R.A.N.
   4.500% 7/10/95 Series 94-95                                           1,400       1,400
   4.500% 7/03/96 Series 95-96                                           2,750       2,771
San Diego T.A.N. Series A 4.750% 7/03/96                                 2,000       2,016
                                                                                  --------
                                                                                     8,188
Colorado (1.4%)
Arapahoe County Capital Improvement Highway Revenue
   Series L (gtd. by Swiss Bank Corp.) 4.450% Optional Put 8/31/95       2,000       2,000

District of Columbia (2.1%)
District of Columbia Revenue Series 1985 (American University
   L.O.C. National Westminister Bank) V.R.D.B. 4.300%                    3,100       3,100

Florida (8.6%)
Martin County P.C.R. (Florida Power & Light Co.)
   Series 1994 V.R.D.B. 4.200%                                             400         400
Orlando Utilities Commission Water & Electric Revenue
   (pre-refunded to 10/01/95) 8.100% 10/01/96                            1,500       1,542
Putnam County Development Authority P.C.R. Series 1984 S
   (Seminole Electric Cooperative, Inc. gtd. by National Rural
   Utilities Cooperative Finance Corp.) V.R.D.B. 4.300%                  4,100       4,100
St. Lucie County P.C.R. Series 1993 (Florida Power and Light)
   4.200% V.R.D.B.                                                         900         900
   3.750% Mandatory Put 9/18/95                                          1,000       1,000
   3.900% Mandatory Put 9/18/95                                          3,000       3,000
   4.050% Mandatory Put 11/16/95                                         1,600       1,600
                                                                                  --------
                                                                                    12,542
Idaho (2.1%)
Idaho T.A.N. 4.500% 6/27/96                                              3,000       3,020

Illinois (5.6%)
City of Chicago G.O. Tender Notes Series A (L.O.C. Morgan
   Guarantee Trust Co., New York) 4.600% Mandatory Put 10/31/95          1,620       1,620
*Illinois Development Finance Authority Revenue Refunding
   (L.O.C. Swiss Bank Corporation) V.R.D.B.
     4.350% (Brookdale)                                                  1,000       1,000
     4.350% (River Oaks)                                                   865         865
Illinois Health Facilities Authority Revenue (University of Chicago
   Hospital) 4.500% Optional Put 8/17/95                                 3,500       3,500
Municipal Money Market Fund Continued

                                                                     Principal      Market
                                                                        Amount       Value
Illinois (continued)
*Southwestern Development Authority Solid Waste Disposal
   Revenue (Shell Oil Co.)
     4.350% V.R.D.B.                                                    $  600     $   600
     4.350% V.R.D.B.                                                       700         700
                                                                                  --------
                                                                                     8,285
Indiana (9.1%)
Fort Wayne Hospital Authority Revenue (Parkview Memorial
   Hospital L.O.C. Fuji Bank, Ltd.) V.R.D.B.
     4.200% Series B                                                     3,000       3,000
     4.200% Series C                                                     2,300       2,300
*Franklin Economic Development Revenue Refunding (L.O.C.
   Federal Home Loan Bank, Indianapolis) V.R.D.B. 4.300%                 3,000       3,000
*LaPorte County Economic Development Revenue (Woodland Project)
   (L.O.C. Federal Home Loan Bank) V.R.D.B. 4.300%                       2,000       2,000
Mt. Vernon P.C.R. (General Electric Co.)
   3.900% Mandatory Put 8/28/95                                          2,000       2,000
Tipton Economic Development Revenue (Tipton Apartments
   Project L.O.C. Bank One, Indianapolis) V.R.B.D. 4.200%                1,105       1,105
                                                                                  --------
                                                                                    13,405
Iowa (2.7%)
Iowa School Corporations Warrant Certificates
   (Capital Guaranty Insured)
     4.250% 7/17/95 1994-95 Series A                                     2,000       2,000
     4.750% 6/28/96 1995-96 Series A                                     2,000       2,017
                                                                                  --------
                                                                                     4,017
Kentucky (3.6%)
*Covington I.D.R. Series 1991 (White Castle Distributing L.O.C.
   Bank One, Columbus) V.R.D.B. 4.350%                                   4,255       4,255
Pendelton County Multiple County Lease
   Revenue (Kentucky Association of Counties
   L.O.C. PNC of Kentucky) 3.750% Mandatory Put 7/01/95                  1,000       1,000
                                                                                  --------
                                                                                     5,255
Louisiana (3.3%)
*Lake Charles Harbor & Terminal District
   P.C.R. (E.I. DuPont gtd. by Conoco Inc.) V.R.D.B. 4.400%              1,400       1,400
*Parish of St. Charles P.C.R. (Shell Oil Co.) V.R.D.B. 4.350%            3,400       3,400
                                                                                  --------
                                                                                     4,800
Maryland (4.8%)
Ann Arundel County E.D.R. (Baltimore Gas and Electric Company)
   *4.200% Mandatory Put 7/26/95                                         2,000       2,000
   *4.250% Mandatory Put 7/26/95                                         2,000       2,000
   *3.750% Mandatory Put 9/01/95                                         1,000       1,000
   3.750% Mandatory Put 10/24/95                                         2,000       2,000
                                                                                   -------
                                                                                     7,000

Michigan (4.1%)
Michigan Job Development Authority P.C.R. Series 1985 (Mazda
   Motor Manufacturing USA Corp. L.O.C. Sumitomo Bank, Ltd.)
   V.R.D.B. 4.250%                                                       4,000       4,000
Michigan Strategic Fund I.D.R. (Michigan Sugar Co. - Croswell
   Project L.O.C. Trust Company Bank) V.R.D.B. 4.150%                    2,000       2,000
                                                                                  --------
                                                                                     6,000

Municipal Money Market Fund Continued
                                                                     Principal      Market
                                                                        Amount       Value
Missouri (3.1%)
Jefferson County (GHF Holdings L.O.C. Bank One, Indianapolis)
   V.R.D.B. 4.350%                                                     $ 4,500     $ 4,500

New Hampshire (4.8%)
New Hampshire I.D.R. (New England Power Co.)
   4.350% Mandatory Put 7/31/95                                          3,000       3,000
   *4.250% Mandatory Put 10/16/95                                        1,000       1,000
   *4.100% Mandatory Put 10/18/95                                        3,000       3,000
                                                                                  --------
                                                                                     7,000
North Carolina (0.3%)
Yancey County Industrial Facility and Pollution Control Finance
   Authority Revenue Series 1988 (Avondale Mills Inc. L.O.C.
   Trust Company Bank) V.R.D.B. 4.150%                                     490         490

Oregon (1.0%)
Klamath Falls Electric Revenue Salt Caves Hydroelectric Series D
   4.400% Mandatory Put 5/01/96                                          1,500       1,500

Pennsylvania (6.6%)
*Carbon County I.D.R. Series B (Panther Crest Creek Partners L.O.C.
   National Westminster Bank) 4.200% Mandatory Put 7/31/95               2,000       2,000
*Pennsylvania Energy Development Authority (B&W Ebensburg
   Project L.O.C. Swiss Bank Corporation) Series 87 & 88
   V.R.D.B. 4.350%                                                       3,350       3,350
Schuykill County I.D.A. Resource Recovery Revenue (Westwood
   Energy Properties Limited Partnership L.O.C. Fuji Bank, Ltd.)
   V.R.D.B. 4.450%                                                       4,360       4,360
                                                                                  --------
                                                                                     9,710
South Carolina (2.0%)
*South Carolina Economic Development Authority (Specialty
   Equipment Companies L.O.C. Barclays Bank PLC)
   V.R.D.B. 4.350%                                                       3,000       3,000

Texas (9.5%)
Harris County Industrial Development Corp. (Exxon Corp.)
   4.250% V.R.D.B.                                                         800         800
   *4.350% V.R.D.B.                                                      2,860       2,860
Southwest Higher Education Authority Texas (Southern Methodist
   University) V.R.D.B. 4.200%                                             700         700
Texas Association of School Boards T.A.N. Series A 4.750% 8/31/95        4,000       4,004
Texas T.R.A.N. 5.000% 8/31/95                                            5,600       5,606
                                                                                  --------
                                                                                    13,970

Wisconsin (13.0%)
*Carlton P.C.R. Series 1988 (Wisconsin Power and Light)
   V.R.D.B. 4.300%                                                       7,000       7,000
Fond Du Lac I.D.R. (Brenner Tank Inc. L.O.C. Bank One, Milwaukee)
   V.R.D.B. 4.350%                                                       4,250       4,250
Fox Lake I.D.A. Revenue Bonds Series 1994 (L.O.C. Bank One,
   Milwaukee) V.R.D.B. 4.350%                                            2,025       2,025
*Holland I.D.R. (White Clover Daily Inc. L.O.C. Bank One,
   Milwaukee) V.R.D.B. 4.350%                                            3,250       3,250
*Kenosha I.D.R. (Monarch Plastics Inc. L.O.C. Bank One,
   Milwaukee) V.R.D.B. 4.350%                                            2,600       2,600
                                                                                  --------
                                                                                    19,125

Municipal Money Market Fund Continued
                                                                     Principal      Market
                                                                        Amount       Value
Wyoming (3.9%)
*Lincoln County P.C.R. (Exxon Corp.)
   4.250% V.R.D.B.                                                     $ 2,100    $  2,100
   4.350% V.R.D.B.                                                       3,600       3,600
                                                                                  --------
                                                                                     5,700

Total Municipal Securities (103.5%)
   (Amortized Cost $151,822)                                                       151,822
Other Assets, Less Liabilities (-3.5%)                                             (5,118)
                                                                                  --------
Total Net Assets (100.0%)                                                         $146,704
                                                                                  ========

* These securities are subject to alternative minimum tax. At June 30, 1995 these securities represented 43.0 percent of net assets.

See accompanying notes to financial statements.

Intermediate Municipals

Investments as of June 30, 1995
(Dollar Amounts In Thousands)
                                                                     Principal      Market
Municipal Securities (97.0%)                                            Amount       Value
Alaska (2.3%)
Kenai Peninsula Borough G.O. Refunding (AMBAC Insured)
   8.300% 1/01/99                                                      $ 1,500     $ 1,676
North Slope Borough G.O. 8.350% 6/30/98                                  3,000       3,273
                                                                                  --------
                                                                                     4,949
Arizona (7.6%)
Arizona Transportation Board Highway Revenue Subordinated
   Series A 6.000% 7/01/00                                               1,000       1,050
Cochise County Unified School District No. 68 Series B
   (FGIC Insured) 9.000% 7/01/01                                         1,115       1,361
Flagstaff G.O. Series A (FGIC Insured) 6.250% 7/01/99                    1,500       1,594
Maricopa County Refunding G.O. Unlimited Tax (FGIC Insured)
   6.250% 7/01/00                                                        2,000       2,134
Maricopa County Hospital Revenue (Samaritan Health Services)
   (Escrowed in U.S. Treasury Securities) 7.625% 1/01/08                 2,050       2,407
Phoenix Civic Improvement Wastewater System Lease Revenue
   (Escrowed in U.S. Treasury Securities) (pre-refunded to 7/01/03)
   6.000% 7/01/07                                                        2,500       2,731
Pima County Refunding G.O. 6.300% 7/01/02                                2,500       2,694
Pima County Unified School District No. 1 (Tucson Project)
   (MBIA Insured) 8.000% 7/01/01                                         1,400       1,626
Tempe Unified High School District No. 213 Refunding and
   Improvement (FGIC Insured) 7.000% 7/01/08                               500         570
                                                                                  --------
                                                                                    16,167
Arkansas (1.3%)
Beaver Water District Benton & Washington Counties Water
   Revenue Refunding (MBIA Insured) 6.000% 11/15/04                      2,580       2,752

California (6.1%)
*California Housing Finance Agency Revenue Home Mortgage
   Series B-1 5.900% 2/01/04                                             1,000       1,002
Central Coast Water Authority Revenue (AMBAC Insured)
   5.950% 10/01/03                                                       2,000       2,115
East Bay Municipal Utility District Water System Revenue
   (Escrowed in U.S. Treasury Securities) (AMBAC Insured)
   7.000% 6/01/00                                                        1,400       1,552
Escondido Joint Powers Financing Authority Lease Revenue
   (California Center for the Arts) Zero Coupon (Effective Yield
   6.015%) 9/01/08                                                       2,070         922
Los Angeles County Public Works Authority
   (Regional Parks and Open Space Revenue) 5.800% 10/01/05               1,500       1,538
Los Angeles Department of Water & Power Electric Revenue
   Crossover Refunding 9.000% 9/01/03                                    2,500       3,127
Oakland Unified School District G.O. Series A (FGIC Insured)
   Zero Coupon (Effective Yield 6.250%) 08/01/16                         1,700         437
Vallejo Revenue Series B (Water Improvement Project)
   (FGIC Insured) 6.000% 11/01/01                                        2,030       2,156
                                                                                  --------
                                                                                    12,849
Delaware (0.6%)
Delaware Economic Development Authority Water Development
   Revenue Refunding (General Waterworks Corp.-Wilmington
   Suburban Water Corp.) 6.450% 12/01/07                                 1,165       1,241

Intermediate Municipals Continued
                                                                     Principal      Market
                                                                        Amount       Value
Florida (0.7%)
Florida Division Board Finance Department of General Services
   Revenue (Department of Natural Resources)
   (MBIA Insured) 6.000% 7/01/03                                       $ 1,000     $ 1,072
*Greater Orlando Aviation Authority Airport Facilities Revenue
   (Escrowed in U.S. Treasury Securities)(pre-funded to 10/01/98)
   8.250% 10/01/08                                                         270         305
                                                                                  --------
                                                                                     1,377
Georgia (5.6%)
Atlanta Airport Facilities Revenue Refunding Series A
   (AMBAC Insured) 6.500% 1/01/07                                        1,000       1,096
Cobb County & Marietta Water Authority Revenue Refunding
   Series B 6.900% 11/01/98                                              1,000       1,075
Fulton County Water & Sewer Revenue Refunding (FGIC Insured)
   5.625% 1/01/01                                                        1,000       1,045
Georgia G.O. Series C 7.700% 4/01/00                                     1,250       1,420
Metropolitan Atlanta Rapid Transit Authority
   Sales Tax Revenue Refunding (AMBAC Insured)
     6.050% 7/01/01                                                      1,600       1,708
     5.800% 7/01/02                                                      1,000       1,053
Municipal Electric Authority of Georgia Power Revenue
   (Escrowed in U.S. Treasury Securities)
   (pre-refunded to 1/01/98) 8.200% 1/01/04                              1,250       1,387
Municipal Electric Authority of Georgia Special Obligation
   Fifth Crossover Series (AMBAC Insured) 6.400% 1/01/13                 3,000       3,182
                                                                                  --------
                                                                                    11,966
Hawaii (0.5%)
Honolulu (City & County) Refunding G.O. Series 1990 A
   7.350% 7/01/06                                                        1,000       1,162

Illinois (5.7%)
*Chicago Midway Airport Revenue Series A (MBIA Insured)
   5.700% 1/01/04                                                        1,000       1,012
Chicago Skyway Toll Bridge Revenue Refunding Series 1994
   6.750% 1/01/17                                                        1,500       1,498
Chicago Water Revenue Refunding (FGIC Insured)
   6.500% 11/01/09                                                       2,130       2,286
Cook County Community College District #508 (FGIC Insured)
   8.750% 01/01/03                                                       1,000       1,219
DuPage County Forest Preserve District G.O. 8.650% 11/01/97              1,000       1,091
Metropolitan Pier & Exposition Authority Dedicated State Tax
   Revenue Series 1992 A (McCormick Place Expansion Project)
     5.900% 6/15/03                                                      1,500       1,569
     7.250% 6/15/05                                                      1,750       2,002
*Southwestern Development Authority Solid Waste Disposal Revenue
   (Shell Oil Co.) V.R.D.B. 4.350%                                       1,500       1,500
                                                                                  --------
                                                                                    12,177

Indiana (4.4%)
Indiana Toll Road Commission Toll Road Revenue (Escrowed in
   U.S. Treasury Securities) 9.000% 1/01/15                              2,655       3,560
Indiana Transportation Finance Authority Airport Facilities Lease
   Revenue Series A (United Airlines)
     5.600% 11/01/99                                                     1,125       1,154
     6.500% 11/01/07                                                     2,250       2,359

Intermediate Municipals Continued
                                                                     Principal      Market
                                                                        Amount       Value
Indiana (Continued)
Indianapolis Local Public Improvement Bond Bank Series 1992 D
   6.500% 2/01/06                                                      $ 2,100     $ 2,226
                                                                                  --------
                                                                                     9,299
Iowa (0.7%)
Iowa School Corporations Warrant Certificates 1995-96 Series A
   (Capital Guaranty Insured) 4.750% 6/28/96                             1,500       1,514

Kentucky (3.5%)
Kentucky Turnpike Authority Economic Development Revenue
   Refunding (Revitalization Projects)
     5.800% 1/01/04                                                      2,500       2,604
     6.500% 7/01/07 (AMBAC Insured)                                      2,000       2,197
*Kenton County Airport Board Airport Revenue 8.250% 3/01/15              2,430       2,642
                                                                                  --------
                                                                                     7,443
Louisiana (1.6%)
Lafayette Public Power Authority Electric Revenue 9.000% 11/01/96        1,000       1,044
Louisiana Public Facilities Authority Student Loan Revenue Series A-1
   5.900% 9/01/99                                                        2,000       2,037
*Parish of St. Charles P.C.R. (Shell Oil Co.) V.R.D.B. 4.350%              200         200
                                                                                  --------
                                                                                     3,281
Maine (0.4%)
*Maine Educational Loan Authority Educational Loan Revenue
   Supplemental Education Loan Series A-2 6.650% 12/01/02                  845         874

Maryland (1.5%)
Washington Suburban Sanitation District Water Supply G.O.
   5.100% 6/01/09                                                          950         899
   5.125% 6/01/10                                                          650         612
   5.200% 6/01/11                                                          940         885
   5.250% 6/01/12                                                          925         869
                                                                                  --------
                                                                                     3,265
Massachusetts (5.2%)
Massachusetts Bay Transportation Authority Mass Refunding
   General Transportation System 7.000% 3/01/07 Series A                 2,250       2,539
Massachusetts Health and Educational Facilities Authority Revenue
   7.250% 7/01/00 Series C (Daughters of Charity Carney Hospital)        1,000       1,059
   6.000% 7/01/09 Series D (Daughters of Charity Carney Hospital)        1,000         998
   6.250% 12/01/14 (Dana Farber Cancer Institution)                      1,000         968
Massachusetts Water Resources Authority
   Refunding Series C 6.000% 12/01/11                                    3,410       3,441
New England Educational Loan Marketing Corp. Student Loan
   Revenue Refunding Series 1985 A 5.800% 3/01/02                                    2,0002,054
                                                                                  --------
                                                                                    11,059

Michigan (1.8%)
Michigan Hospital Finance Authority Revenue (Daughters of Charity)
   6.500% 11/01/01 (Providence Hospital)                                 1,780       1,875
   10.000% 11/01/15 (St. Mary's Hospital)                                  500         519
Michigan Building Authority Revenue Refunding Series I
   (AMBAC Insured) 6.000% 10/01/02                                       1,400       1,488
                                                                                  --------
                                                                                     3,882
Minnesota (0.4%)
*Minneapolis St. Paul Metropolitan Airport G.O. Common Series
   7.800% 1/01/03                                                          685         758

Intermediate Municipals Continued
                                                                     Principal      Market
                                                                        Amount       Value
Missouri (0.4%)
Missouri Regional Convention & Sports Complex Authority
   6.600% 8/15/03                                                       $  830      $  900

Nevada (2.0%)
*Clark County P.C.R. Series 1990 A (Southern California Edison Co.)
   7.125% 6/01/09                                                        1,500       1,585
Clark County Passenger Facility Charge Revenue Series A
   (McCarran International Airport)(AMBAC Insured)
   5.700% 7/01/02                                                        1,500       1,557
Las Vegas Valley Water District G.O. Limited Tax (AMBAC Insured)
   (Escrowed in U.S. Treasury Securities)(pre-refunded to 8/01/00)
   7.000% 8/01/08                                                        1,000       1,121
                                                                                  --------
                                                                                     4,263
New Jersey (2.4%)
Bergen County Utility Authority Solid Waste System Revenue
   Refunding Series A (FGIC Insured) 6.250% 6/15/06                      2,000       2,150
New Jersey Health Care Facilities Finance Authority Revenue
   6.100% 7/01/01 (Hackensack Medical Center)(FGIC Insured)              1,000       1,065
   7.000% 7/01/03 (Christ Hospital Group)(Connie Lee Insured)            1,730       1,935
                                                                                  --------
                                                                                     5,150
New Mexico (1.8%)
Gallup P.C.R. (Plains Electric Transmission & Generating
   Cooperative Inc.)(MBIA Insured) 6.100% 8/15/02                                    2,0002,134
Rio Rancho Water & Wastewater System Revenue Series A
   (FSA Insured) 8.000% 5/15/03                                          1,350       1,599
                                                                                  --------
                                                                                     3,733
New York (2.6%)
*New York City Individual Development Agency Special Facility
   Revenue (Terminal One Group Association Project)
   6.000% 1/01/19                                                        2,265       2,134
New York Environmental Facility Corp. P.C.R. State Water Series D
   6.300% 5/15/05                                                        3,000       3,265
                                                                                  --------
                                                                                     5,399
North Carolina (0.7%)
North Carolina Municipal Power Agency No. 1 Catawba Electric
   Revenue Refunding 5.900% 1/01/03                                      1,500       1,542

Ohio (3.5%)
Columbus G.O. Sewer Improvement No. 26 6.750% 9/15/04                    1,000       1,085
Hamilton County Sewer System Revenue Refunding and
   Improvement Series A 6.300% 12/01/01                                  1,000       1,083
Loveland School District G.O. (MBIA Insured) 7.100% 12/01/09             3,000       3,343
*The Student Loan Funding Corp. Cincinnati Student Loan Revenue
   Refunding Series 93A 5.750% 8/01/03                                   2,000       1,995
                                                                                  --------
                                                                                     7,506

Oklahoma (0.5%)
Oklahoma Baptist University Authority Revenue Refunding
   (FGIC Insured) 6.300% 12/01/01                                        1,030       1,113

Oregon (4.6%)
Lane County Area Education District G.O. 5.200% 6/01/05                  2,850       2,866
Lincoln County School District G.O. (FGIC Insured)
   6.000% 6/15/07                                                        2,855       2,994

Intermediate Municipals Continued
                                                                     Principal      Market
                                                                        Amount       Value
Oregon (Continued)
Portland Sewer System Revenue Refunding Series B (FGIC Insured)
   5.400% 4/01/02                                                      $ 2,500     $ 2,592
Oregon Department of Transportation Revenue (MBIA Insured)
   5.700% 6/01/02                                                        1,220       1,290
                                                                                  --------
                                                                                     9,742
Pennsylvania (2.9%)
Dauphin County Hospital Authority Revenue Refunding Series B
   (Hapsco Group Inc.)(MBIA Insured) 5.800% 7/01/02                      1,600       1,673
Pennsylvania Higher Education Assistance Agency Student Loan
   Revenue Refunding Series 1985 A (FGIC Insured)
   6.800% 12/01/00                                                       2,110       2,220
Washington County Hospital Authority Lease Revenue (Escrowed
   in U.S. Treasury Securities) (pre-refunded to 6/15/00)
   7.450% 12/15/18                                                       2,000       2,297
                                                                                  --------
                                                                                     6,190
South Carolina (2.6%)
Piedmont Municipal Power Agency Electric Revenue (FGIC
   Insured) 6.125% 1/01/07                                               2,065       2,180
*South Carolina Ports Authority Revenue (AMBAC Insured)
   6.200% 7/01/01                                                        1,000       1,058
Sumter County Hospital Facilities Revenue Refunding
   (Tuomey Regional Medical Center) (MBIA Insured)
   6.625% 11/15/04                                                       2,000       2,213
                                                                                  --------
                                                                                     5,451
Tennessee (1.4%)
Metropolitan Nashville & Davidson County Water & Sewer
   Revenue (FGIC Insured) 6.500% 1/01/10                                 2,750       2,984
Texas (12.9%)
Alief Independent School District G.O. (gtd. by Permanent School
   Funding) 8.000% 2/15/99                                               1,305       1,457
Dallas-Fort Worth Regional Airport Joint Revenue Refunding
   Series B 5.750% 11/01/99                                              1,000       1,037
Dallas Waterworks & Sewer System Revenue Refunding Series 1988
   7.000% 4/01/98                                                        2,000       2,122
Fort Bend Independent School District Unlimited Tax (gtd. by
   Permanent School Funding) 7.500% 2/15/00                              1,010       1,121
Fort Worth Limited Tax 8.350% 3/01/00                                    1,250       1,435
Houston Hotel Occupancy Tax Revenue Refunding (FSA Insured)
   6.000% 7/01/06                                                        2,170       2,254
Houston Water Conveyance System Contract Certificates of
   Participation (AMBAC Insured)
     7.000% 12/15/03 Series C                                            1,000       1,124
     6.125% 12/15/06 Series J                                            1,000       1,060
Northside Independent School District G.O. 9.400% 4/01/98                1,850       2,079
Plano Independent School District G.O. Unlimited Tax
   (FGIC Insured) 8.625% 2/15/99                                         1,900       2,160
Round Rock Independent School District G.O. Unlimited
   Tax School Building and Refunding Series 1991
     8.625% 8/15/00 Series 1991 (MBIA Insured)                           1,270       1,481
     7.500% 8/01/02 Series 1995 A (PSF Insured)                          1,200       1,385
San Antonio Electric & Gas Revenue Refunding Series 1983 A
   (Escrowed in U.S. Treasury Securities)(pre-refunded to
   2/01/98) 10.500% 2/01/13                                              1,000       1,166

Intermediate Municipals Continued
                                                                     Principal      Market
                                                                        Amount       Value
Texas (Continued)
San Antonio Water System Revenue Refunding (FGIC Insured)
   6.000% 5/15/01                                                      $ 3,000    $  3,178
*Texas Veterans Land G.O. 7.625% 12/01/13                                3,975       4,320
                                                                                  --------
                                                                                    27,379
Utah (0.5%)
Utah Housing Finance Agency Single Family Mortgage Issue E
   Series 1986 A
     8.300% 7/01/00                                                        465         484
     8.400% 7/01/01                                                        600         625
                                                                                  --------
                                                                                     1,109
Virginia (1.4%)
*Virginia Housing Development Authority Commonwealth
   Mortgages Series A
     6.700% 7/01/05 Subseries A-1                                        1,280       1,338
     6.200% 7/01/12 Subseries A-4 (MBIA Insured)                         1,670       1,650
                                                                                  --------
                                                                                     2,988
Washington (6.3%)
Snohomish County School District No. 2 Refunding
   G.O. (Everett) (MBIA Insured)
     7.250% 12/01/00                                                     2,540       2,833
     7.000% 12/01/01                                                     2,230       2,485
     7.000% 12/01/02                                                     1,500       1,685
Washington Multiple Purpose G.O. Series C 6.500% 07/01/04                3,800       4,143
Washington Motor Vehicle Fuel Unlimited Tax G.O. Series D
   6.500% 9/01/01                                                        2,000       2,170
                                                                                  --------
                                                                                    13,316
Wisconsin (0.6%)
Carlton P.C.R. Series 1991 (Wisconsin Power & Light)
   V.R.D.B. 4.650%                                                       1,200       1,200

Total Municipal Securities (97.0%)
   (Amortized Cost $198,906)                                                       205,980
Other Assets, Less Liabilities (3.0%)                                                6,509
                                                                                  --------
Total Net Assets (100.0%)                                                         $212,489
                                                                                  ========

* These securities are subject to alternative minimum tax. At June 30, 1995, these securities represented 10.5 percent of net assets.

See accompanying notes to financial statements.

Managed Municipals

Investments as of June 30, 1995
(Dollar Amounts In Thousands)
                                                                     Principal      Market
Municipal Securities (98.8%)                                            Amount       Value

Arizona (0.5%)
Phoenix G.O. Utility Refunding Series 1995A
   6.000% 7/01/11                                                      $ 1,480     $ 1,522
   6.250% 7/01/17                                                        1,800       1,873
                                                                                   -------
                                                                                     3,395
Arkansas (0.4%)
Arkansas Development Financing Authority Single Family Mortgage
   Revenue Series D (FHA Insured) 8.125% 8/01/14                         2,575       2,681

California (3.6%)
California Health Facilities Finance Authority Revenue
   (Daughters of Charity)(Escrowed in U. S. Treasury Securities)
   (pre-refunded to 5/01/96) 9.250% 11/01/15                             2,000       2,125
California Public Works Board Lease Revenue Series A
   5.625% 5/01/20                                                        3,000       2,782
Central Contra Costa Sanitation District Revenue Waste Water
   Facilities Improvement Project (MBIA Insured)
     6.250% 9/01/13                                                      2,025       2,065
     6.250% 9/01/14                                                      1,295       1,320
Foothill Eastern Transportation Corridor Agency Toll Road
   Revenue Sr. Lien Series 1995A
     Zero Coupon (Effective Yield 7.200%) 1/01/18                                   10,0002,107
     6.000% 1/01/34                                                      4,600       4,146
Northern California Power Agency Public Power Revenue Refunding
   Series B-1 (Hydroelectric Project #1)(Escrowed in U.S.
   Treasury Securities)(pre-refunded to 7/01/98) 8.000% 7/01/24          2,000       2,209
San Francisco Bay Area Rapid Transportation District Sales Tax
   Revenue (FGIC Insured) 5.500% 7/01/20                                 2,800       2,586
Southern California Public Power Authority Revenue Refunding
   5.000% 7/01/17 Series A (Power Project)                               2,500       2,134
   5.500% 7/01/23 (Transmission Project)                                 1,490       1,338
                                                                                   -------
                                                                                    22,812
Colorado (1.4%)
Colorado Housing Finance Authority Multifamily Mortgage Revenue
   6.000% 10/01/09                                                       1,490       1,475
   6.000% 10/01/10                                                       1,590       1,565
   6.000% 10/01/11                                                       1,715       1,679
   6.000% 10/01/12                                                       1,835       1,786
Municipal Subdistrict Northern Colorado Water Conservancy
   District Revenue Series D 6.000% 12/01/15                             2,500       2,502
                                                                                   -------
                                                                                     9,007

Connecticut (0.5%)
Connecticut Special Tax Obligation Revenue (Transportation
   Infrastructure Project) 6.125% 9/01/12 Series 1992 B                  3,000       3,091

Delaware (0.8%)
Delaware Economic Development Authority Water Development
   Revenue Refunding (General Waterworks Corp. - Wilmington
   Suburban Water Corp.)
     6.450% 12/01/07 Series 1992 B                                       1,160       1,236
     *6.800% 12/01/23 Series 1992 A                                      3,500       3,592
                                                                                   -------
                                                                                     4,828

Managed Municipals Continued
                                                                     Principal      Market
                                                                        Amount       Value
Florida (2.6%)
Broward County Public Improvement Revenue Refunding G.O.
   Series 1986
     12.500% 1/01/03                                                   $ 1,000     $ 1,453
     12.500% 1/01/04                                                     1,195       1,792
     12.500% 1/01/05                                                     2,000       3,078
Florida G.O. (Jacksonville Transportation Authority Project)
   (Escrowed in U.S. Treasury Securities) 9.200% 1/01/15                 2,000       2,830
*Jacksonville Water and Sewer Development Revenue
   (Jacksonville Suburban Utilities-General Waterworks Corp.)
   6.750% 6/01/22                                                        1,500       1,569
Manatee County P.C.R. (Florida Power & Light)
   Series 1994 V.R.D.B. 4.200%                                           1,000       1,000
Putnam County Development Authority P.C.R.
   (Florida Power & Light) V.R.D.B. 4.200%                                 300         300
Saint Lucie County P.C.R. Series 1993
   (Florida Power and Light) V.R.D.B. 4.200%                             4,600       4,600
                                                                                   -------
                                                                                    16,622
Georgia (10.6%)
Atlanta Airport Facility Revenue Series 1994 A (AMBAC Insured)
   6.500% 1/01/08                                                        2,750       3,005
   6.500% 1/01/10                                                        2,000       2,164
*Cartersville Development Authority Revenue Water & Waste
   Works Facilities (Anheuser-Busch) 7.375% 5/01/09                      9,000      10,258
Columbia County School District G.O. (MBIA Insured)
   6.750% 4/01/09                                                        1,900       2,106
   7.000% 4/01/10                                                        2,125       2,408
   7.000% 4/01/11                                                        2,370       2,686
Fulton County Water & Sewer Revenue Refunding (FGIC Insured)
   6.375% 1/01/14                                                       13,700      14,569
Metropolitan Atlanta Rapid Transit Authority Sales Tax Revenue
   Refunding Series P (AMBAC Insured) 6.250% 7/01/20                     4,000       4,215
Municipal Electric Authority of Georgia Power Revenue Series V
   6.600% 1/01/18                                                       14,100      14,903
Municipal Electric Authority of Georgia Special Obligation
   First Crossover Series (Crossover refunded to 1/01/98)
   8.125% 1/01/17                                                        3,100       3,398
Paulding County Georgia School District (MBIA Insured)
   6.000% 2/01/10                                                        4,235       4,379
   6.000% 2/01/13                                                        2,360       2,411
                                                                                   -------
                                                                                    66,502
Idaho (0.3%)
*Idaho Housing Agency Single Family Mortgage Revenue
   (FHA/VA Insured) 7.875% 7/01/24                                       2,050       2,133
Illinois (10.3%)
Chicago Board of Education Refunding G.O. Lease Certificates
   Series A (MBIA Insured) 6.000% 1/01/16                                5,000       4,947
Chicago (City of) Gas Supply Revenue Series 1985 D (Peoples
   Gas Light & Coke Company)
     7.500% 3/01/15                                                      4,500       4,943
     10.250% 3/01/15                                                       550         565
Chicago (City of) Skyway Toll Bridge Revenue Series 1994
   6.750% 1/01/17                                                        1,500       1,498
Managed Municipals Continued
                                                                     Principal      Market
                                                                        Amount       Value
Illinois (Continued)
Illinois Development Finance Authority
   **5.950% 1/01/09 (Catholic Charities Housing Development)           $ 1,450     $ 1,363
   7.600% 9/01/13 P.C.R. (Central Illinois Public Service)               3,000       3,320
Illinois Health Facilities Authority Revenue Refunding
   Series 1992 A (Evangelical Hospitals) 6.250% 4/15/22                  1,000         992
Illinois Housing Development Authority Series A (FHA Insured)
   7.800% 12/01/12                                                       1,080       1,103
   8.000% 6/01/26                                                        8,095       8,264
Illinois Sales Tax Revenue Refunding Series Q 6.000% 6/15/12            10,000      10,029
Illinois Toll Highway Authority Priority Revenue Series A
   6.300% 1/01/11                                                        7,500       7,847
Metropolitan Fair & Exposition Authority Dedicated State
   Tax Revenue (Escrowed in U.S. Treasury Securities)
   (pre-refunded to 6/01/96) 8.000% 6/01/10                             16,600      17,498
*Southwestern Illinois Development Authority Solid Waste
   Disposal Revenue (Shell Oil Co.) V.R.D.B. 4.350%                        100         100
University of Illinois University Revenue Auxiliary Facilities
   (MBIA Insured) Zero Coupon (Effective Yield 6.120%) 4/01/12           5,795       2,089
                                                                                   -------
                                                                                    64,558
Indiana (5.4%)
*Hammond Sewer & Solid Waste Disposal Revenue
   (American Maize Products Co.) 8.000% 12/01/24                         5,000       5,297
Indiana Transportation Finance Authority Airport Facilities Lease
   Revenue Series A 6.250% 11/01/16                                     11,950      11,740
Indianapolis Local Public Improvement Bond Bank Series 1991 C
   6.700% 1/01/17                                                        8,285       8,474
Michigan City P.C.R. (Northern Indiana Public Service Company)
   5.700% 10/01/03                                                       8,795       8,775
                                                                                  --------
                                                                                    34,286
Iowa (0.2%)
*Iowa Finance Authority Single Family Mortgage Revenue Series B
   (collateralized by Government & Federal National Mortgage
   Association Securities) 7.450% 7/01/23                                1,255       1,310

Kansas (0.5%)
Kansas Department of Transportation Highway Revenue
   (Escrowed in U.S. Treasury Securities)(pre-refunded to 3/01/02)
   6.500% 3/01/12                                                        3,000       3,322

Kentucky (3.2%)
*Kentucky Housing Corp. Revenue Series C (FHA/VA Insured)
   8.100% 1/01/22                                                        2,735       2,911
Kentucky Turnpike Authority Economic Development Revenue
   Refunding Series 1992 (Revitalization Project)(FGIC Insured)
   Zero Coupon (Effective Yield 6.600%) 1/01/10                         13,500       5,773
Kentucky Turnpike Authority Revenue (Escrowed in U.S. Treasury
   Securities) (pre-refunded to 7/01/97) 13.125% 7/01/09                 2,425       2,829
*Trimble County P.C.R. Series A (Louisville Gas & Electric Co.)
   7.625% 11/01/20                                                       6,670       7,282
   7.625% 11/01/20 (Escrowed in U.S. Treasury Securities)
     (pre-refunded to 11/01/00)                                          1,330       1,522
                                                                                   -------
                                                                                    20,317

Managed Municipals Continued
                                                                     Principal      Market
                                                                        Amount       Value
Louisiana (2.1%)
*De Soto Parish Environmental Impact Revenue
   (International Paper Co.) Series A 7.700% 11/01/18                  $ 3,250     $ 3,622
Louisiana Public Facility Authority Hospital Revenue (Hotel Dieu
   Daughters of Charity Health System)(Escrowed in U.S. Treasury
   Securities)(pre-refunded to 2/01/96) 9.750% 2/01/15                   1,000       1,051
New Orleans G.O. (AMBAC Insured)
   Zero Coupon (Effective Yield 6.125%) 9/01/12                          6,250       2,203
*Parish of St. Charles P.C.R. (Shell Oil Co.) V.R.D.B.
   4.200%                                                                1,100       1,100
   4.350%                                                                1,700       1,700
Shreveport Water & Sewer Revenue Series 1994 A (FGIC Insured)
   5.250% 12/01/12                                                       2,005       1,864
   5.250% 12/01/13                                                       2,115       1,950
                                                                                   -------
                                                                                    13,490
Maine (1.2%)
*Maine Educational Loan Marketing Corporation Student Loan
   Revenue Series 1994 B-1 6.500% 11/01/09                               3,000       3,043
*Maine Housing Authority Mortgage Revenue Series D-5
   7.550% 11/15/19                                                       2,520       2,584
   7.550% 11/15/22                                                       1,750       1,794
                                                                                   -------
                                                                                     7,421
Maryland (1.1%)
Washington Suburban Sanitation District G.O.
   6.600% 6/01/16                                                        2,795       2,924
   6.625% 6/01/17                                                        1,660       1,733
   6.625% 6/01/19                                                        2,320       2,423
                                                                                   -------
                                                                                     7,080
Massachusetts (8.5%)
Massachusetts Bay Transportation Authority Refunding
   7.000% 3/01/14 Series 1994 A                                          3,150       3,527
   6.200% 3/01/16 Series 1992 B                                          9,825      10,077
   7.000% 3/01/19 Series 1994 A                                          2,500       2,804
Massachusetts College Building Authority Project Refunding Series A
   7.500% 5/01/11                                                        1,500       1,756
   7.500% 5/01/14                                                        3,500       4,118
Massachusetts Health & Educational Facilities Authority Revenue
   6.250% 7/01/12 (Massachusetts General
     Hospital Project)(AMBAC Insured)                                    5,750       5,969
   6.750% 7/01/24 (Brigham & Women's Hospital)                           7,365       7,755
   6.250% 12/01/22 (Dana Farber Cancer)                                  6,500       6,181
Massachusetts Water Resources Authority Refunding
   5.500% 11/01/15 Series 1992 B                                         7,500       6,888
   5.250% 12/01/20 Series 1993 C                                         4,500       3,951
                                                                                   -------
                                                                                    53,026

Michigan (1.7%)
Michigan Hospital Finance Authority Providence Hospital Revenue
   Refunding (Daughters of Charity Health Systems Inc.)
     10.000% 11/01/15                                                    7,260       7,539
     7.000% 11/01/21                                                     3,000       3,168
                                                                                   -------
                                                                                    10,707

Managed Municipals Continued
                                                                     Principal      Market
                                                                        Amount       Value
Minnesota (1.7%)
*Minneapolis St. Paul Housing Finance Board Single Family
   Mortgage Revenue (collateralized by Government National
   Mortgage Association Securities)
     7.250% 8/01/21                                                    $ 2,495     $ 2,625
     7.300% 8/01/31                                                      3,685       3,849
*Minnesota Housing Finance Agency Single
   Family Mortgage Series A 7.450% 7/01/22                               3,990       4,249
                                                                                   -------
                                                                                    10,723
Mississippi (0.5%)
Biloxi Mortgage Revenue Refunding Series 1987 (Biloxi Regional
   Medical Center)(Escrowed in U.S. Treasury Securities)
   19.000% 8/15/98                                                       2,000       2,804

Missouri (0.3%)
Little Blue Valley Sewer District Revenue Refunding (AMBAC
   Insured)(Escrowed in U.S. Treasury Securities)(pre-refunded to
   10/01/98) 9.000% 10/01/07                                             1,000       1,138
Missouri Housing Community Development Single Family
   Mortgage Revenue 9.375% 4/01/16                                         115         121
St. Louis County Single Family Mortgage Revenue (MBIA Insured)
   9.750% 4/01/10                                                            5           5
Springfield School District Refunding G.O. Series B (FGIC
   Insured) 9.500% 3/01/07                                                 600         799
                                                                                   -------
                                                                                     2,063
Nevada (1.4%)
Clark County School District Series 1995A (MBIA Insured)
   5.500% 6/15/16                                                        5,000       4,663
*Nevada Housing Division Single Family
   Mortgage (FHA/VA Insured) 7.750% 4/01/22                              4,050       4,168
                                                                                   -------
                                                                                     8,831
New Jersey (0.8%)
New Jersey G.O. Series D 6.000% 2/15/11                                  5,150       5,290

New Mexico (0.2%)
Albuquerque I.D.R. (Motorola Inc.) 10.000% 6/01/13                       1,000       1,040

New York (6.9%)
Erie County Water Authority Water Revenue Refunding Series 1992
   (AMBAC Insured) Zero Coupon (Effective Yield 7.300%)
   12/01/17                                                                660         132
New York City G.O. Series A (Escrowed in U.S. Treasury Securities)
   (pre-refunded to 11/01/97) 8.750% 11/01/17                            1,000       1,115
New York Environmental Facilities Corporation P.C.R. Water
   Revolving Fund - New York City Municipal Water
   5.750% 6/15/10                                                       10,000      10,067
*New York I.D.A. Special Facility Revenue Series 1994 (Terminal
   One Group, Associate L.P. Project)
     6.000% 1/01/15                                                      8,340       7,943
     6.000% 1/01/19                                                      5,490       5,174
New York Medical Care Facilities Finance Agency Revenue
   Mental Health Series A (FGIC Insured)
   5.250% 08/15/23                                                       3,000       2,685
Triborough Bridge & Tunnel Authority General Purpose Revenue
   6.625% 1/01/12 Series X                                               8,715       9,432
   6.125% 1/01/21 Series Y                                               6,890       7,011
                                                                                   -------
                                                                                    43,559

Managed Municipals Continued
                                                                     Principal      Market
                                                                        Amount       Value
North Carolina (1.1%)
North Carolina Eastern Municipal Power Agency Power
   Systems Revenue
     6.500% 1/01/18 Series 1991 A (Escrowed in U.S.
       Treasury Securities)                                            $ 4,315     $ 4,686
     6.500% 1/01/18 Series 1991 A                                        2,185       2,190
     8.000% 1/01/21 (Escrowed in U.S. Treasury Securities)
       (pre-refunded to 1/01/98)                                           240         265
                                                                                   -------
                                                                                     7,141
North Dakota (0.0%)
North Dakota Housing Finance Agency Single Family Program
   Revenue 9.125% 7/01/16                                                   30          31

Ohio (1.3%)
Franklin County Hospital Revenue Refunding and Improvement
   (Riverside Hospital) (Escrowed in U.S. Treasury Securities)
   (pre-refunded to 5/15/00) 7.600% 5/15/20                              3,900       4,466
Greater Ohio Housing Assistance Corporation Mortgage Revenue
   Refunding (FHA Insured - Section 8)(Escrowed in U.S.
   Treasury Securities)(pre-refunded to 8/01/95) 10.430% 7/01/22         3,370       3,485
                                                                                   -------
                                                                                     7,951
Oklahoma (0.3%)
*Tulsa County Home Finance Authority Mortgage Revenue Series
   1991 B (collateralized by Government National Mortgage
   Association Securities) 7.550% 5/01/23                                1,825       1,923

Oregon (0.2%)
Port Morrow Revenue Refunding (Portland General Electric-
   Boardman Project L.O.C. Industrial Bank of Japan)
   V.R.D.B. 4.250%                                                       1,360       1,360

Pennsylvania (2.5%)
Allegheny County Sanitation Authority Sewer Revenue
   (FGIC Insured) Zero Coupon (Effective Yield 6.800%) 6/01/07           2,370       1,211
*Dauphin County I.D.A. Water Development Revenue (Dauphin
   Consolidated Water Supply General Waterworks Corp.)
   6.900% 6/01/24                                                        2,400       2,584
Pennsylvania G.O. 6.250% 7/01/12                                        11,200      11,749
                                                                                   -------
                                                                                    15,544
Puerto Rico (0.7%)
Puerto Rico Electric Power Authority Revenue Series S
   7.000% 7/01/07                                                        2,000       2,201
University of Puerto Rico University Revenue Series M
   (MBIA Insured) 5.250% 6/01/25                                         2,000       1,829
                                                                                   -------
                                                                                     4,030
Rhode Island (0.9%)
*Rhode Island Housing & Mortgage Finance Corporation
   7.550% 10/01/22                                                       5,650       5,857

Managed Municipals Continued
                                                                     Principal      Market
                                                                        Amount       Value
South Carolina (2.1%)
*Calhoun County Solid Waste Disposal Facilities Revenue
   (Eastman Kodak Co.) 6.750% 5/01/17                                  $ 3,000     $ 3,210
*Richland County Solid Waste Disposal Facilities Revenue
   Series 1991 B (Union Camp Corp.) 7.125% 9/01/21                       5,000       5,237
*South Carolina Housing Finance Agency Single Family Mortgage
   Revenue Series C 7.750% 7/01/22                                       4,775       4,958
                                                                                   -------
                                                                                    13,405
South Dakota (1.1%)
Heartland Consumers Power District Electric Revenue Refunding
   (FSA Insured) 6.000% 1/01/17                                          7,000       7,016

Tennessee (1.6%)
*Tennessee Housing Development Agency (Homeownership Project)
   7.300% 7/01/11                                                       10,000      10,341

Texas (12.0%)
Dallas-Fort Worth Regional Airport Joint Revenue Refunding
***                 5.625% 11/01/15 (FGIC Insured)                       6,750       6,423
   9.125% 11/01/15 (Escrowed in U. S. Treasury Securities)
     (pre-refunded to 11/01/95)                                          1,000       1,039
*Harris County Industrial Development Corp. (Exxon Corp.)
   Series A V.R.D.B. 4.350%                                              1,000       1,000
Houston Hotel Occupancy Tax Revenue Refunding
   (FSA Insured) 5.500% 7/01/15                                          5,500       5,127
Houston Water & Sewer Systems Revenue Refunding
   Zero Coupon (Effective Yield 6.800%)
     12/01/08 Jr. Lien (AMBAC Insured)                                   4,000       1,825
   Zero Coupon (Effective Yield 6.8125%)
     12/01/09 Jr. Lien (AMBAC Insured)                                   4,000       1,697
   Zero Coupon (Effective Yield 6.850%)
     12/01/10 Jr. Lien (AMBAC Insured)                                   3,750       1,488
   8.200% 12/01/15 Prior Lien (Escrowed in U.S. Treasury
     Securities)(pre-refunded to 12/01/96)                               2,915       3,130
   8.200% 12/01/16 Prior Lien (Escrowed in U.S. Treasury
     Securities)(pre-refunded to 12/01/96)                               4,500       4,832
Hurst Euless Bedford Independent School District Refunding
   (PSF guaranteed) 6.500% 8/15/24                                       7,825       8,104
Sabine River Authority P.C.R. (Southwestern Electric Power
   Company) Series 1986
   8.200% 7/01/14                                                        6,000       6,313
Texas G.O. Veteran's Welfare Fund
   8.300% 12/01/16 (Escrowed in U.S. Treasury Securities)
     (pre-refunded to 12/01/99)                                         15,275      17,516
   8.300% 12/01/16                                                       9,725      10,054
Texas Municipal Power Agency Revenue Refunding (AMBAC Insured)
   Zero Coupon (Effective Yield 6.840%) 9/01/07                          9,435       4,687
   Zero Coupon (Effective Yield 6.900%) 9/01/08                          1,475         683
*Travis County Housing Finance Agency Single Family Mortgage
   (collateralized by Government National Mortgage Association
   Securities)(FGIC Insured) 8.000% 9/01/10                              1,450       1,515
                                                                                   -------
                                                                                    75,433

Vermont (0.2%)
*Vermont Housing Finance Agency Single Family Mortgage
   Revenue Series A 8.150% 5/01/25                                       1,095       1,160

Managed Municipals Continued
                                                                     Principal      Market
                                                                        Amount       Value
Virginia (1.0%)
Hanover County I.D.A. Hospital Revenue Series 1995 (Memorial
   Regional Medical Center) (MBIA Insured) 5.500% 8/15/25              $ 3,500    $  3,216
Virginia Beach G.O. Refunding Series B 12.750% 7/15/01                   2,000       2,790
                                                                                  --------
                                                                                     6,006
Washington (5.4%)
*Port of Longview Industrial Development Corporation Solid
   Waste Disposal Revenue (Weyerhaeuser Company)
   6.875% 10/01/08                                                       8,250       8,734
Washington G.O. 5.750% 9/01/10 Refunding Series R                                    3,0002,983
   6.000% 6/01/13 Series B                                               7,280       7,357
Washington Public Power Supply Systems Revenue Refunding
   Zero Coupon (Effective Yield 6.700%) 7/01/05 Series 1991 B
     (FGIC Insured) (Nuclear Project #3)                                 5,000       2,885
   Zero Coupon (Effective Yield 6.950%) 7/01/08 Series B
   (Nuclear Project #3)                                                  7,000       3,175
   6.300% 7/01/12 Series 1992 A (Nuclear Project #2)                     3,500       3,539
   6.500% 7/01/18 Series 1991 C (Nuclear Project #3)                     5,000       5,078
                                                                                  --------
                                                                                    33,751
Wisconsin (1.4%)
Wisconsin G.O. Series G (Escrowed in U.S. Treasury Securities)
   (pre-refunded to 5/01/99) 6.750% 5/01/11                              5,000       5,433
Wisconsin Housing and Economic Development Authority Home
   Ownership Revenue 7.750% 9/01/10                                      2,985       3,134
                                                                                  --------
                                                                                     8,567
Wyoming (0.3%)
Lincoln County P.C.R. (Exxon County) V.D.R.B. 4.250%                     1,700       1,700

Total Municipal Securities (98.8%)
   (Amortized Cost $593,248)                                                       622,114
Other Assets, Less Liabilities (1.2%)                                                7,616
                                                                                  --------
Total Net Assets (100.0%)                                                         $629,730
                                                                                  ========

* These securities are subject to alternative minimum tax.  At June
30, 1995, these securities represented 19.7 percent of net assets.
** This security is subject to contractual or legal restrictions on its resale. At June 30, 1995, the value of this security represented 0.2 percent of net assets.
*** Security purchased on a when-issue or delayed delivery basis for which the Fund had not taken delivery as of June 30, 1995.

See accompanying notes to financial statements.

High-Yield Municipals
Investments as of June 30, 1995
(Dollar Amounts In Thousands)
                                                                     Principal      Market
Municipal Securities (97.9%)                                            Amount       Value
Arizona (0.9%)
Arizona Health Facilities Hospital System Revenue Refunding
   (Phoenix Memorial Hospital) 8.125% 6/01/12                          $ 2,500     $ 2,661

California (1.6%)
Foothill/Eastern Transportation Corridor Agency Toll Road Revenue
   Sr. Lien Series 1995 A
     6.500% 1/01/32                                                      3,550       3,408
     6.000% 1/01/34                                                      1,175       1,059
                                                                                   -------
                                                                                     4,467
Colorado (4.7%)
Adams County Single Family Mortgage Revenue Series B
   (Escrowed in U.S. Treasury Securities)
     11.250% 9/01/11 (pre-refunded to 9/01/09)                             325         502
     11.250% 9/01/11 (pre-refunded to 9/01/10)                             360         563
     11.250% 9/01/11                                                       220         348
     11.250% 9/01/12                                                     1,440       2,295
**Briargate Public Building Authority Landowner's Assessment
   Lien Revenue
     10.250% 12/15/00 Series 1985 A                                        611         195
     9.500% 12/15/07 Series 1986 A                                       2,185         699
Colorado Health Facilities Authority Revenue 7.250% 4/01/11
   (Birchwood Manor Apartments) (collateralized by Government
   National Mortgage Association Securities)                               730         757
   8.500% 2/15/21 Series B (PSL Health Systems)                          3,250       3,567
*Denver City and County Airport Revenue Series D
   7.750% 11/15/21                                                       4,000       4,272
                                                                                   -------
                                                                                    13,198
Florida (1.2%)
**Florida Housing Finance Agency Multi-Family
** Housing Revenue (Palm-Aire) 10.000% 1/01/20                           2,835       1,701
Leesburg Capital Improvement Hospital Revenue Series 1991 A
   (Leesburg Regional Medical Center) (Escrowed in U.S. Treasury
   Securities) (pre-refunded to 7/01/01) 7.375% 7/01/11                    775         906
Putnam County Development Authority P.C.R.
   (Florida Power & Light) V.R.D.B. 4.200%                                 100         100
**Sarasota County Health Facilities Authority Revenue (North Trail
   Retirement Center) 9.250% 10/01/21                                    2,950         649
                                                                                   -------
                                                                                     3,356

Georgia (5.0%)
*Cartersville Development Authority Water and Waste Water
   Facilities Revenue (Anheuser Busch) 7.375% 5/01/09                    5,000       5,699
Municipal Electric Authority of Georgia Power Revenue
   6.600% 1/01/18                                                        6,065       6,410
Savannah Hospital Authority Revenue Refunding and Improvement
   (Candler Hospital) 7.000% 1/01/23                                     2,000       1,993
                                                                                   -------
                                                                                    14,102
Idaho (1.4%)
*Idaho Housing Agency Single Family Mortgage Revenue
   Series B (FHA Insured) 7.500% 7/01/24                                 3,675       3,827
High-Yield Municipals Continued
                                                                     Principal      Market
                                                                        Amount       Value
Illinois (3.6%)
Chicago (City of) Skyway Toll Bridge Revenue Series 1994
   6.750% 1/01/17                                                      $ 1,500     $ 1,498
Illinois Development Finance Authority
   (Catholic Charities Housing Development)
   5.950% 1/01/09                                                        1,400       1,316
Illinois Health Facilities Authority Revenue Refunding
   8.125% 7/01/06 Series 1991 (United Medical Center)                    2,760       3,235
   7.000% 2/15/22 Series 1992 (Edward Hospital Association)                685         713
Illinois Housing Development Authority Multi-
   Family Housing Series C 7.400% 7/01/23                                  140         146
Regional Transportation Authority Series A (AMBAC Insured)
   8.000% 6/01/17                                                        1,500       1,855
*Southwestern Development Authority Solid Waste Disposal
   Revenue (Shell Oil Co.) V.R.D.B 4.350%                                1,300       1,300
                                                                                   -------
                                                                                    10,063
Indiana (15.3%)
East Chicago P.C.R. (Inland Steel Company) Series B (Project #8)
   10.750% 12/01/12                                                        425         440
*Hammond Sewer & Solid Waste Disposal Revenue
   (American Maize Products Co.) 8.000% 12/01/24                         4,000       4,237
Indiana Health Facilities Financing Authority Hospital
   Revenue Refunding
     6.875% 8/01/17 (Riverview Hospital) Series 1993                     1,500       1,484
     7.000% 10/01/17 Series A (St. Anthony Medical Center)               1,000       1,036
     7.200% 10/01/22 (Fayette Memorial Hospital)                         2,200       2,171
Indiana Transportation Finance Authority Airport Facilities Lease
   Revenue Series A 6.250% 11/01/16                                      9,500       9,333
*Indianapolis Airport Authority Revenue Special Facilities
   6.500% 11/15/31 (United Airlines)                                     2,000       1,925
   7.100% 1/15/17 (Federal Express Corp.)                                5,000       5,161
**Indianapolis Economic Development Revenue First Lien
   9.375% 8/01/19 (The Home Place I Project)                             1,457         656
   9.500% 2/01/21 (The Home Place II Project)                              780         351
Indianapolis Local Public Improvement Bond Bank Series 1991 C
   6.700% 1/01/17                                                        8,900       9,103
Marion County Hospital Authority (Daughters of Charity Health
   System St. Vincent's Hospital and Health Care Center, Inc.)
   10.125% 11/01/15                                                      2,125       2,203
New Castle Economic Development Revenue (Raintree Square Project)
   8.650% 4/01/17 Series 1988 A (FHA Insured)                            2,860       3,206
   **Zero Coupon 3/01/18 Series 1988 B                                  30,655          77
**Westfield Economic Development Revenue First Lien (Sanders
   Glen Project) 9.375% 8/01/19                                          2,455       1,719
                                                                                   -------
                                                                                    43,102
Iowa (1.5%)
Iowa Housing Finance Authority Single Family Housing Revenue
   Zero Coupon (Effective Yield 10.262%) 9/01/16                        43,655       4,142

Kansas (0.7%)
CSJ Health Systems of Wichita Revenue 7.000% 11/15/18                    2,000       2,058

High-Yield Municipals Continued
                                                                     Principal      Market
                                                                        Amount       Value
Kentucky (0.8%)
Carroll County Collateralized P.C.R. Revenue (Kentucky Utility Co.)
   7.450% 9/15/16                                                      $ 2,000     $ 2,252

Louisiana (2.0%)
*De Soto Parish Environmental Impact Revenue (International
   Paper Co.) Series A 7.700% 11/01/18                                   2,500       2,786
Louisiana Public Facilities Authority Hospital Revenue (Women's
   Hospital Foundation) 7.250% 10/01/22                                  2,300       2,334
*Parish of St. Charles P.C.R. (Shell Oil Co.) V.R.D.B. 4.350%              600         600
                                                                                   -------
                                                                                     5,720
Maryland (0.5%)
*Ann Arundel County E.D.R. (Baltimore Gas and Electric
   Company) Mandatory Put 7/26/95 4.200%                                 1,500       1,501

Massachusetts (6.8%)
Massachusetts Bay Transportation Authority Refunding Series B
   6.200% 3/01/16                                                        5,825       5,975
Massachusetts G.O. Refunding Series A 6.500% 8/01/11                     3,000       3,114
Massachusetts Health & Educational Facilities Authority Revenue
   (Dana Farber Cancer Institution) 6.250% 12/01/22                      4,000       3,804
*Massachusetts Housing Finance Agency Series A
   9.000% 12/01/18                                                         850         892
Massachusetts Water Resources Authority Series A 5.500% 7/15/22          6,000       5,416
                                                                                  --------
                                                                                    19,201
Michigan (0.3%)
Michigan Hospital Finance Authority Revenue Series A
   (Brighton Hospital) 8.625% 10/01/18                                     850         849

Mississippi (3.6%)
Adams County Hospital Revenue (Jefferson Davis Memorial Hospital)
   7.900% 10/01/08                                                         750         810
Claiborne County P.C.R. (Systems Energy)
   9.500% 12/01/13 Series A                                                750         856
   9.875% 12/01/14 Series C                                              1,000       1,152
   7.300% 5/01/25                                                        2,000       2,023
Lowndes County Solid Waste Disposal & P.C.R. Refunding
   (Weyerhaeuser Company) 6.800% 4/01/22                                 4,995       5,398
                                                                                   -------
                                                                                    10,239
Missouri (1.1%)
*St. Louis I.D.A. Revenue Refunding (Kiel Center Multipurpose
   Arena) 7.875% 12/01/24                                                3,000       3,154

Montana (0.4%)
Montana Board of Housing Single Family Mortgage Revenue
   (FHA/VA Insured) 7.300% 10/01/17 Series B-1                             475         491
   *7.500% 4/01/23 Series B-2                                              520         533
                                                                                   -------
                                                                                     1,024

Nevada (0.8%)
Humboldt County P.C.R. (Idaho Power Company)
   8.300% 12/01/14                                                       2,000       2,326

New Jersey (0.8%)
New Jersey Health Care Facilities Financing Authority Revenue
   Refunding (Raritan Bay Medical Center) 7.250% 7/01/27                 2,200       2,167

High-Yield Municipals Continued
                                                                     Principal      Market
                                                                        Amount       Value

New York (0.8%)
Erie County Water Authority Revenue Refunding (AMBAC
   Insured) Zero Coupon (Effective Yield 7.300%) 12/01/17              $   660     $   132
Triborough Bridge & Tunnel Authority General Purpose Revenue
   Series E 7.250% 1/01/10                                               2,000       2,233
                                                                                   -------
                                                                                     2,365
North Carolina (1.9%)
North Carolina Eastern Municipal Power Agency Power
   Systems Revenue
     6.500% 1/01/18 Series 1991 A                                        1,680       1,684
     6.500% 1/01/18 Series 1991 A (Escrowed in U.S. Treasury
       Securities)                                                       3,320       3,606
                                                                                   -------
                                                                                     5,290
Ohio (3.2%)
Cleveland G.O. (Escrowed in U.S. Treasury Securities)
   (pre-refunded to 11/01/95)
     9.875% 11/01/02                                                       950         991
     9.875% 11/01/04                                                       100         104
*Greater Allen County Housing Development Corp. Revenue First
   Lien (Steiner-McBride Apartments Project) 10.250% 9/01/03             1,385       1,411
*Ohio Water Development Facilities Authority P.C.R. (Cleveland
   Electric Illuminating Company) Mandatory Put
   11/01/97 9.750%                                                       5,060       5,405
Oxford Hospital Facilities Revenue Series 1986 (McCullough-Hyde
   Memorial Hospital) 8.000% 5/01/17                                     1,000       1,029
                                                                                   -------
                                                                                     8,940

Pennsylvania (11.8%)
Allentown Area Hospital Authority Revenue (Sacred Heart Hospital
   of Allentown) 7.500% 7/01/06                                          3,460       3,667
Beaver County I.D.A. P.C.R. Revenue Refunding (Toledo
   Edison Company)7.625% 05/01/20                                        2,400       2,459
*Dauphin County I.D.A. Revenue Series A (Dauphin
   Consolidated Water Supply General Waterworks Corp.)
   6.900% 6/01/24                                                        2,700       2,907
Delaware County Hospital Authority Revenue Series A (Mercy
   Catholic Medical Center) (Escrowed in U.S. Treasury Securities)
   (pre-refunded to 11/01/97) 7.375% 11/01/12                            1,100       1,196
Montgomery County Higher Education & Health Authority
   Hospital Revenue
     8.750% 7/01/20 (Jeanes Health Systems) (Escrowed in U.S.
       Treasury Securities) (Pre-refunded to 7/01/00)                    3,200       3,824
     6.875% 11/15/20 (Pottstown Memorial Medical Center)                 1,000         990
North Hampton County I.D.A. P.C.R. Series A (Metropolitan
   Edison Company)10.500% 9/01/95                                        1,500       1,514
*Pennsylvania Economic Development Financing Authority
   Recycling Revenue (Ponderosa Fibres Project) Series 1995 A
   9.250% 01/01/22                                                       6,000       6,182
*Pennsylvania Economic Development Financing Authority
   Resource Recovery Revenue Refunding (Northhampton)
   Series 1995 B 6.750% 1/01/07                                          3,000       3,011
Philadelphia Municipal Lease Revenue Refunding Series 1993 D
   6.250% 7/15/13                                                        2,500       2,438
Philadelphia Water & Sewer Revenue Tenth Series (Escrowed in
   U.S. Treasury Securities) 7.350% 9/01/04                              4,155       4,777

High-Yield Municipals Continued
                                                                     Principal      Market
                                                                        Amount       Value
Pennsylvania (Continued)
Schuykill County I.D.A. Resource Recovery Revenue (Westwood
   Energy Properties L.O.C. Fuji Bank Ltd.) V.R.D.B. 4.500%            $   100     $   100
                                                                                   -------
                                                                                    33,065
Puerto Rico (2.2%)
Puerto Rico Highway & Transportation Authority Highway
   Revenue Refunding
     6.625% 7/01/12 Series V                                             2,000       2,076
     6.625% 7/01/18 Series T                                             3,200       3,311
     6.625% 7/01/18 (Escrowed in U.S. Treasury Securities)
       (pre-refunded to 7/01/02)                                           800         907
                                                                                   -------
                                                                                     6,294
South Carolina (0.8%)
*Calhoun County Solid Waste Disposal Facilities Revenue
   (Eastman Kodak Co.) 6.750% 5/01/17                                    2,000       2,140

Tennessee (0.8%)
Knox County Health, Educational and Housing Facilities Revenue
   (Baptist Health Systems of East Tennessee) 8.600% 4/15/16             2,005       2,112

Texas (13.8%)
*Alliance Airport Authority Special Facilities Revenue Series 1991
   (American Airlines) 7.000% 12/01/11                                   4,000       4,144
Austin Combined Utility Systems Revenue Refunding
   (Escrowed in U.S. Treasury Securities)
   (Pre-refunded to 11/15/95) 10.250% 11/15/12                           1,000       1,042
Austin Utility System Revenue (AMBAC Insured)
   Zero Coupon (Effective Yield 6.450%) 11/15/09                         5,000       2,124
*Bexar County Housing Financing Corp. Revenue Series B
   (collateralized by Government National Mortgage Association
   Securities) 9.250% 4/01/16                                              530         556
Harris County Housing Finance Corp. Single Family Housing
   Revenue Series 1983
     9.250% 3/15/96                                                        225         227
     9.625% 3/15/03                                                        345         349
Houston Independent School District Refunding G.O.
   (AMBAC Insured) Zero Coupon (Effective Yield
   6.450%) 8/15/09                                                       4,390       1,917
Houston Water & Sewer Systems Revenue Refunding Jr. Lien
    Series C (AMBAC Insured) Zero Coupon
   (Effective Yield 6.400%) 12/01/08                                     9,260       4,225
Montgomery County Health Facilities Development Corp. Hospital
   Mortgage Revenue Refunding (Woodlands Medical Center)
   8.850% 8/15/14                                                        2,555       2,761
North Central Health Facilities Development Corporation Hospital
   Revenue (Tri-City Health Center) 9.500% 5/01/21                       8,300       9,026
Port Corpus Christi Industrial Development Corporation Revenue
   Series A (Valero Refining & Marketing) 10.250% 6/01/17                4,280       4,760
San Antonio Electric & Gas Revenue Refunding Series B (FGIC
   Insured) Zero Coupon (Effective Yield 6.100%) 2/01/05                12,325       7,236
*Texas Housing Agency Residential Mortgage Revenue Series D
   8.400% 1/01/21                                                          335         352
                                                                                   -------
                                                                                    38,719

High-Yield Municipals Continued
                                                                     Principal      Market
                                                                        Amount       Value
Utah (0.7%)
*Utah Housing Finance Agency Single Family Mortgage
   7.750% 1/01/23 Series B-2 (FHA Insured)                             $ 1,130    $  1,174
   7.550% 7/01/23 Siers C-3 (FHA/VA Insured)                               815         850
                                                                                  --------
                                                                                     2,024
Washington (6.2%)
Quincy Water and Sewer Revenue Series I 9.250% 11/01/10                  2,735       3,317
Washington G.O. Series B 6.400% 6/01/17                                  5,000       5,273
Washington Health Care Facilities Authority Revenue
   (Sacred Heart Medical Center, Spokane) 6.875% 2/15/12                 1,500       1,577
*Washington Housing Finance Commission Single Family
   Mortgage Revenue Series C (collateralized by Government and
   Federal National Mortgage Association Securities)
     Zero Coupon (Effective Yield 7.750%) 1/01/22                                    1,720  232
     Zero Coupon (Effective Yield 7.750%) 7/01/22                                    1,905  247
     Zero Coupon (Effective Yield 7.750%) 1/01/23                                    1,905  238
     Zero Coupon (Effective Yield 7.750%) 7/01/23                                    1,910  230
     Zero Coupon (Effective Yield 7.750%) 1/01/24                                    1,920  223
     Zero Coupon (Effective Yield 7.750%) 7/01/24                                    1,910  213
Washington Public Power Supply Systems Revenue
   (Nuclear Project #2)
     Zero Coupon (Effective Yield 6.888% ) 7/01/07                       6,945       3,367
     6.300% 7/01/12 Series 1992 A                                        2,500       2,528
                                                                                  --------
                                                                                    17,445
Wisconsin (1.1%)
*Wisconsin Housing and Economic Development
   Authority Home Ownership Revenue 7.850% 3/01/24                       2,950       3,097

Wyoming (1.6%)
Lincoln County P.C.R. (Exxon County) V.R.D.B.
   4.250%                                                                  500         500
   4.350%                                                                2,100       2,100
Wyoming Community Development Authority Single Family
   Mortgage Revenue Series A (FHA Insured) 7.375% 6/01/17                1,730       1,821
                                                                                  --------
                                                                                     4,421

Total Municipal Securities  (97.9%)
   (Amortized Cost $274,668)                                                       275,321
Other Assets, Less Liabilities (2.1%)                                                5,834
                                                                                  --------
Total Net Assets (100.0%)                                                         $281,155
                                                                                  ========

*These securities are subject to the alternative minimum tax. At June 30, 1995 these securities represented
25.0 percent of net assets.

**Non-income producing securities.

Balance Sheets
June 30, 1995
(All Amounts In Thousands)
                                                          Municipal
                                                              Money
                                                             Market Intermediate     Managed   High-Yield
                                                               Fund   Municipals  Municipals   Municipals
                                                           --------     --------    --------     --------
Assets
Investments, at value                                      $151,822     $205,980    $622,114     $275,321
Receivable for investments sold                                 115        5,332      16,658        1,462
Receivable for fund shares sold                                 734          182       2,243           20
Accrued interest receivable                                   1,246        3,646      11,294        4,932
Cash and other assets                                         1,020          884         661          321
                                                           --------     --------    --------     --------
   Total Assets                                            $154,937     $216,024    $652,970     $282,056
                                                           ========     ========    ========     ========
Liabilities
Payable for investments purchased                          $  7,807     $  3,020    $ 21,692     $     --
Payable for fund shares redeemed                                201           49          76           60
Dividends payable                                               140          289         962          487
Payable to investment adviser and transfer agent                 35           92         362          167
Other liabilities                                                50           85         148          187
                                                           --------     --------    --------     --------
   Total Liabilities                                          8,233        3,535      23,240          901
                                                           --------     --------    --------     --------
Capital
Paid-in capital                                             146,706      206,504     608,776      285,513
Net unrealized appreciation of investments                       --        7,074      28,866          653
Accumulated net realized gains (losses) on investments                       (2)     (1,089)      (7,912)     (5,011)
                                                           --------     --------    --------     --------
   Total Capital (Net Assets)                               146,704      212,489     629,730      281,155
                                                           --------     --------    --------     --------
   Total Liabilities and Capital                           $154,937     $215,765    $652,858     $282,056
                                                           ========     ========    ========     ========
Shares Outstanding (Unlimited Number Authorized)            146,631       19,035      71,653       24,855
                                                           ========     ========    ========     ========
Net Asset Value (Capital) Per Share                        $   1.00     $  11.16    $   8.79     $  11.31
                                                           ========     ========    ========     ========
See accompanying notes to financial statements.

Statements of Operations
For the Year Ended
June 30, 1995
(All Amounts In Thousands)
                                                          Municipal
                                                              Money
                                                             Market Intermediate     Managed   High-Yield
                                                               Fund   Municipals  Municipals   Municipals
                                                             ------      -------     -------      -------
Investment Income
Tax-exempt interest                                          $5,757      $12,492     $42,167      $19,673
                                                             ------      -------     -------      -------
Expenses
Management fees                                                 787        1,249       3,392        1,588
Transfer agent fees                                             215          192         521          279
Printing and postage                                             41           40          95           63
Custodian fees                                                   50           30          42           35
Registration fees                                                29           23          23           22
Legal and audit fees                                             30           27          27          237
Trustees' fees                                                   19           21          34           25
Accounting fees                                                  16           17          23           18
Other expenses                                                   35           71          75          221
                                                             ------      -------     -------      -------
                                                              1,222        1,670       4,232        2,488
Reimbursement of expenses by investment adviser               (120)         (36)          --           --
                                                             ------      -------     -------      -------
   Total Expenses                                             1,102        1,634       4,232        2,488
                                                             ------      -------     -------      -------
   Net Investment Income                                      4,655       10,858      37,935       17,185
                                                             ------      -------     -------      -------
Realized and Unrealized Gains (Losses) on Investments
Net realized gains (losses) on investments                       --           28     (1,062)        (974)
Net realized losses on futures transactions                      --        (963)     (1,686)      (1,686)
Net change in unrealized appreciation or depreciation
of investments                                                   --        3,694       7,348        7,892
                                                             ------      -------     -------      -------
   Net Gains on Investments                                      --        2,759       4,600        5,232
                                                             ------      -------     -------      -------
Net Increase in Net Assets Resulting from Operations         $4,655      $13,617     $42,535      $22,417
                                                             ======      =======     =======      =======
See accompanying notes to financial statements.

Statements of Changes in Net Assets
For the Years Ended June 30, 1994 and 1995
(All Amounts In Thousands)
                                                                         Municipal Money                         Intermediate
                                                                           Market Fund                            Municipals
                                                               1994         1995        1994         1995
                                                          ---------    ---------    --------    ---------
Operations
Net investment income                                     $   3,754    $   4,655    $ 11,722    $  10,858
Net realized gains (losses) on investments                     (15)           --          59        (935)
Net change in unrealized appreciation or
   depreciation of investments                                   --           --     (8,963)        3,694
                                                          ---------    ---------    --------    ---------
   Net Increase in Net Assets Resulting from Operations       3,739        4,655       2,818       13,617
                                                          ---------    ---------    --------    ---------
Distributions To Shareholders
Dividends from net investment income                        (3,754)      (4,655)    (11,722)     (10,858)
Distributions from realized gains                                --           --     (3,978)           --
Distributions in excess of realized gains                        --           --        (74)           --
                                                          ---------    ---------    --------    ---------
   Total Distributions to Shareholders                      (3,754)      (4,655)    (15,774)     (10,858)
                                                          ---------    ---------    --------    ---------
Share Transactions
Subscriptions of fund shares                                316,484      239,238      84,781       65,416
Investment income dividends reinvested                        3,276        4,001       7,601        6,688
Capital gain distributions reinvested                            --           --       3,393           --
Redemptions of fund shares                                (349,812)    (262,355)    (90,207)    (100,427)
                                                          ---------    ---------    --------    ---------
   Net Increase (Decrease) from Share Transactions         (30,052)     (19,116)       5,568     (28,323)
                                                          ---------    ---------    --------    ---------
   Net (Decrease) in Net Assets                            (30,067)     (19,116)     (7,388)     (25,564)
Total Net Assets
Beginning of year                                           195,887      165,820     245,441      238,053
                                                          ---------    ---------    --------    ---------
End of year                                               $ 165,820    $ 146,704    $238,053    $ 212,489
                                                          =========    =========    ========    =========
Analyses of Changes in Shares of Beneficial Interest
Subscriptions to fund shares                                316,484      239,238       7,360        6,010
Investment income dividends reinvested                        3,276        4,001         663          611
Capital gain distributions reinvested                            --           --         293           --
                                                          ---------    ---------    --------    ---------
                                                            319,760      243,239       8,316        6,621
Redemptions of fund shares                                (349,813)    (262,355)     (7,882)      (9,229)
                                                          ---------    ---------    --------    ---------
   Net increase (decrease) in fund shares                  (30,053)     (19,116)         434      (2,608)
Shares outstanding at beginning of year                     195,800      165,747      21,209       21,643
                                                          ---------    ---------    --------    ---------
Shares outstanding at end of year                           165,747      146,631      21,643       19,035
                                                          =========    =========    ========    =========


See accompanying notes to financial statements.

Statements of Changes in Net Assets
For the Years Ended June 30, 1994 and 1995
(All Amounts In Thousands)
                                                                              Managed                              High-Yield
                                                                             Municipals                            Municipals
                                                               1994         1995        1994         1995
                                                          ---------    ---------    --------    ---------
Operations
Net investment income                                     $  41,313    $  37,935    $ 19,543    $  17,185
Net realized gains (losses) on investments                    (800)      (2,748)         631      (2,660)
Net change in unrealized appreciation or depreciation
   of investments                                          (41,521)        7,348    (15,935)        7,892
                                                          ---------    ---------    --------    ---------
   Net Increase (Decrease) in Net Assets Resulting
   from Operations                                          (1,008)       42,535       4,239       22,417
                                                          ---------    ---------    --------    ---------
Distributions To Shareholders
Dividends from net investment income                       (41,313)     (37,935)    (19,543)     (17,185)
Distributions from realized gains                           (8,848)           --     (4,738)           --
Distributions in excess of realized gains                   (4,888)           --     (2,171)           --
                                                          ---------    ---------    --------    ---------
   Total Distributions to Shareholders                     (55,049)     (37,935)    (26,452)     (17,185)
                                                          ---------    ---------    --------    ---------
Share Transactions
Subscriptions of fund shares                                 66,157       79,659      36,146       61,571
Investment income dividends reinvested                       24,661       21,933      11,040        9,681
Capital gain distributions reinvested                        11,376           --       5,379           --
Redemptions of fund shares                                (135,579)    (163,714)    (81,274)    (103,510)
                                                          ---------    ---------    --------    ---------
   Net Decrease from Share Transactions                    (33,385)     (62,122)    (28,709)     (32,258)
                                                          ---------    ---------    --------    ---------
   Net Decrease in Net Assets                              (89,442)     (57,522)    (50,922)     (27,026)
Total Net Assets
Beginning of year                                           776,694      687,252     359,103      308,181
                                                          ---------    ---------    --------    ---------
End of year                                               $ 687,252    $ 629,730    $308,181    $ 281,155
                                                          =========    =========    ========    =========
Analyses of Changes in Shares of Beneficial Interest
Subscriptions to fund shares                                  7,135        9,297       3,124        5,657
Investment income dividends reinvested                        2,676        2,544         950          879
Capital gain distributions reinvested                         1,221           --         458           --
                                                          ---------    ---------    --------    ---------
                                                             11,032       11,841       4,532        6,536
Redemptions of fund shares                                 (14,771)     (19,210)     (7,011)      (9,536)
                                                          ---------    ---------    --------    ---------
   Net decrease in fund shares                              (3,739)      (7,369)     (2,479)      (3,000)
Shares outstanding at beginning of year                      82,761       79,022      30,334       27,855
                                                          ---------    ---------    --------    ---------
Shares outstanding at end of year                            79,022       71,653      27,855       24,855
                                                          =========    =========    ========    =========

See accompanying notes to financial statements.

Notes To Financial Statements
Note 1. Significant Accounting Policies

The following are the significant accounting policies of SteinRoe Municipal Money Market Fund, SteinRoe Intermediate Municipals, SteinRoe Managed Municipals, and SteinRoe High-Yield Municipals (the "Funds"), each a series of SteinRoe Municipal Trust (a Massachusetts business trust).

Security Valuations

All securities are valued as of June 30, 1995. Municipal securities are valued at a fair value using a procedure determined in good faith by the Board of Trustees which has authorized the use of bid valuations provided by a pricing service except for the Municipal Money Market Fund. Municipal securities of the Municipal Money Market Fund are valued at amortized cost, which approximates market value. This method involves valuing an instrument at cost on the purchase date and thereafter assuming a constant amortization to maturity of any discount or premium, regardless of the impact of fluctuating interest rates on the market value of the instrument and does not take into account unrealized securities gains or losses. In the event that a deviation of 1/2 of 1 percent or more exists between the Fund's $1.00 per share net asset value, calculated at amortized cost, and the net asset value calculated by reference to market quotations, the Board of Trustees would consider what action, if any, should be taken. Other securities and assets of the Funds are valued by a method that the Board of Trustees believes represents a fair value.

Futures Contracts

During the year ended June 30, 1995, Intermediate Municipals, Managed Municipals and High-Yield Municipals entered into futures contracts to either hedge against expected declines in the market value of its portfolio securities or as a temporary substitute for the purchase of individual bonds. Risks of entering into futures contracts include the possibility that there may be an illiquid market at the time the Fund seeks to close out a contract and changes in the value of the futures contract may not correlate with changes in the value of the portfolio securities being hedged.

Upon entering into a futures contract, the Fund deposits with its custodian cash or securities in an amount sufficient to meet the initial margin requirement. Subsequent payments are made or received by the Fund equal to the daily change in the contract value and are recorded as unrealized gains or losses. The Fund recognizes a realized gain or loss when the contract is closed or expires.

Federal Income Taxes

No provision is made for Federal income taxes since the Funds elect to be taxed as "regulated investment companies" and make such distributions to their shareholders as to be relieved of all Federal income taxes under provisions of current Federal tax law. All dividends paid from net investment income by the Funds constitute tax-exempt interest that is not taxable for federal income tax purposes; however, a portion of the dividends paid may be includable in the alternative minimum tax calculation.

The Funds intend to utilize provisions of the federal income tax laws which allow them to carry a realized capital loss forward for eight years following the year of the loss and offset such losses against any future realized gains.

At June 30, 1995, the Funds had capital loss carry forwards as follows:
                                                            Year of
Fund                                             Amount  Expiration
Intermediate Municipals                          $  839        2003
Managed Municipals                                4,436        2003
High Yield Municipals                             1,715        2003

Distributions to Shareholders

Dividends from net investment income are declared daily and paid monthly. Capital gain distributions, if any, are distributed annually.

Distributions in excess of tax basis earnings are reported in the financial statements as a return of capital. Differences in the recognition or classification of income between the financial statements and tax earnings which result in temporary over-distributions are classified as distributions in excess of net investment income or net realized gains, and any permanent differences are reclassified to paid-in-capital. The amounts reclassified as of June 30, 1995 for Municipal Money Market Fund, Intermediate Municipals, Managed Municipals and High-Yield Municipals were $74, $81, $276 and $180, respectively.

Distributions in excess of net realized gains for Intermediate Municipals, Managed Municipals and High-Yield Municipals are primarily the result of differences in the treatment of futures transactions or losses incurred subsequent to when a Fund was required to make a distribution to meet excise tax requirements.

Other Information

Realized gains or losses from sales of securities are determined on the specific identified cost basis.

Securities purchased on a when-issued or delayed delivery basis may be settled a month or more after transaction date. These securities are subject to market fluctuation during this period. When-issued or delayed delivery purchase commitments of Managed Municipals as of June 30, 1995, amounted to $6,470.

The Municipal Money Market Fund attempts to maintain its net asset value per share at $1.00, which it believes will be possible under most conditions.

Original issue discounts and premiums on municipal securities of Intermediate Municipals, Managed Municipals, and High-Yield Municipals are amortized.

A maturity date is not shown for municipal securities bearing variable or floating interest rates that are adjusted periodically to minimize fluctuations in the value of such securities.

All amounts, except per-share amounts, are shown in thousands.

Note 2. Trustees' Fees and Transactions with Affiliates

The Funds pay a monthly management fee to Stein Roe & Farnham Incorporated (the "Adviser"), an indirect subsidiary of Liberty Mutual Insurance Company, for its services as investment adviser and manager. The management fee is computed at an annual rate for the Municipal Money Market Fund of .50 of 1 percent of average daily net assets and for Intermediate Municipals and High-Yield Municipals at .60 of 1 percent of the first $100 million of average daily net assets, .55 of 1 percent of the next $100 million, and .50 of 1 percent thereafter. For Managed Municipals, the management fee is computed at an annual rate of .60 of 1 percent of the first $100 million of average daily net assets, .55 of 1 percent of the next $100 million, .50 of 1 percent of the next $800 million, and .45 of 1 percent thereafter.

The investment advisory agreements of the Funds provide that the Adviser will reimburse each Fund to the extent that its annual expenses, excluding certain expenses, exceed the applicable limits prescribed by any state in which each Fund's shares are offered for sale. In addition, the Adviser has agreed to reimburse Municipal Money Market Fund and Intermediate Municipals (effective May 1, 1995) for expenses in excess of .70 of 1 percent of average daily net assets. These expense limitations expire on October 31, 1995, subject to earlier termination by the Adviser on 30 day's notice.

The transfer agent fees of the Funds are paid to SteinRoe Services, Inc., an indirect subsidiary of Liberty Mutual Insurance Company.

Pursuant to an agreement with the Funds, the Adviser provides certain accounting services. For the year ended June 30, 1995, the Municipal Money Market Fund, Intermediate Municipals, Managed Municipals and High-Yield Municipals incurred charges of $16, $17, $23 and $18, respectively.

Certain officers and trustees of the Trust are also officers of the Adviser. The compensation of trustees not affiliated with the Adviser for Municipal Money Market Fund, Intermediate Municipals, Managed Municipals and High-Yield Municipals for the year ended June 30, 1995, was $19, $21, $34 and $25, respectively. No remuneration was paid to any other trustee or officer of the Trust.

Note 3. Short-Term Debt

To facilitate portfolio liquidity, Intermediate Municipals, Managed Municipals and High-Yield Municipals maintain borrowing arrangements under which they can borrow against portfolio securities. There were no borrowings for any of these Funds during the year ended June 30, 1995.

Notes To Financial Statements Continued
Note 4. Investment Transactions

The aggregate cost of purchases and proceeds from sales or maturities of securities (excluding short-term obligations for Intermediate Municipals,
Managed Municipals and High-Yield Municipals) for the year ended June 30,
1995, were as follows:
Fund                                          Purchases    Sales
                                              ---------    --------
Municipal Money Market Fund                    $411,026    $346,515
Intermediate Municipals                         140,039     170,223
Managed Municipals                              204,488     264,757
High-Yield Municipals                            63,271      94,830

At June 30, 1995, the cost of investments for financial reporting purposes and for Federal income tax purposes were equal. Unrealized appreciation and depreciation of investments on a tax basis were as follows:
                                                                                              Net
                                                                                     Appreciation
Fund                                                   Appreciation  Depreciation  (Depreciation)
                                                       ------------  ------------  --------------
Municipal Money Market Fund                                 $    --       $    --         $    --
Intermediate Municipals                                       7,490           416           7,074
Managed Municipals                                           30,277         1,411          28,866
High-Yield Municipal                                         15,167        14,514             653

Note 5. Portfolio Composition

The Funds invest in municipal securities including, but not limited to, general obligation bonds, revenue bonds and escrowed bonds (which are bonds that have been refinanced, the proceeds of which have been invested in U.S. Government or agency obligations and set aside to pay off the original issue at the first call date or maturity). See Fund Highlights for each Fund's security type breakdown.

The Funds' investments include certain municipal securities that are insured by private insurers who guarantee the payment of principal and interest in the event of default. At June 30, 1995, investments in these securities for Intermediate Municipals and Managed Municipals represented 44.6 and 22.9 percent of the portfolio, respectively.

Municipal Money Market Fund's investments include certain short-term securities that are backed by bank letters of credit used to provide liquidity to the issuer and/or additional security in the event of default by the issuer. At June 30, 1995, 44.3 percent of the portfolio was backed by bank letters of credit.

See each Fund's schedule of investments for additional information on portfolio composition and Fund Highlights for each Fund's portfolio quality (unaudited).

Financial Highlights Continued

Municipal Money Market Fund
Selected per-share data (for a share outstanding throughout each period), ratios and supplemental data.
                                                                                       Six
                                                                                    Months     Years
                                                                                     Ended     Ended
                                                                      Years Ended Dec. 31,            June 30,  June 30,
                                                        1985      1986      1987      1988      1989
                                                    --------  --------  --------  --------  --------
Net Asset Value, Beginning of Period                $  1.000  $  1.000  $  1.000  $  1.000  $  1.000
                                                    --------  --------  --------  --------  --------
   Net investment income                                .047      .041      .040      .021      .056
   Distributions from net investment income           (.047)    (.041)    (.040)    (.021)    (.056)
                                                    --------  --------  --------  --------  --------
Net Asset Value, End of Period                      $  1.000  $  1.000  $  1.000  $  1.000  $  1.000
                                                    ========  ========  ========  ========  ========
Ratio of net expenses to average net assets (a)        0.60%     0.60%     0.69%    0.67%*     0.67%
Ratio of net investment income to average
   net assets (b)                                      4.74%     4.05%     4.08%    4.25%*     5.57%
Total return (b)                                       4.82%     4.22%     4.11%    4.29%*     5.74%
Net assets, end of period (000s)                    $152,277  $251,465  $306,971  $294,116  $254,261

                                                                                          Years Ended June 30,
                                                        1990      1991      1992      1993      1994      1995
                                                    --------  --------  --------  --------  --------  --------
Net Asset Value, Beginning of Period                $  1.000  $  1.000  $  1.000  $  1.000  $  1.000  $  1.000
                                                    --------  --------  --------  --------  --------  --------
   Net investment income                                .054      .046      .032      .020      .019      .030
   Distributions from net investment income           (.054)    (.046)    (.032)    (.020)    (.019)    (.030)
                                                    --------  --------  --------  --------  --------  --------
Net Asset Value, End of Period                      $  1.000  $  1.000  $  1.000  $  1.000  $  1.000  $  1.000
                                                    ========  ========  ========  ========  ========  ========
Ratio of net expenses to average net assets (a)        0.67%     0.68%     0.70%     0.70%     0.70%     0.70%
Ratio of net investment income to average
   net assets (b)                                      5.40%     4.66%     3.19%     1.96%     1.88%     2.96%
Total return (b)                                       5.52%     4.74%     3.25%     1.97%     1.90%     3.02%
Net assets, end of period (000s)                    $255,953  $237,403  $199,037  $195,887  $165,820  $146,704

  *Annualized
(a) If the Fund had paid all of its expenses and there had been no reimbursement of expenses by the investment adviser, this ratio would have been 0.72, 0.70 and 0.78 percent for the years ended December 31, 1985 and 1986, and June 30, 1995, respectively.
(b) Computed giving effect to investment adviser's expense limitation undertaking.

Financial Highlights Continued

Intermediate Municipals
Selected per-share data (for a share outstanding throughout each period), ratios and supplemental data.
                                                                                       Six
                                                      Period                        Months     Years
                                                       Ended                Years Ended        Ended     Ended
                                                    Dec. 31,                 December 31,   June 30,  June 30,
                                                     1985(a)      1986      1987      1988      1989
                                                     -------  --------   -------   -------   -------
Net Asset Value, Beginning of Period                 $ 10.00  $  10.14  $ 10.76    $ 10.37   $ 10.43
                                                     -------  --------   -------   -------   -------
Income From Investment Operations
   Net investment income                                 .12       .58       .57       .29      .62
   Net realized and unrealized gains (losses)
     on investments                                      .14       .62     (.38)       .06       .07
                                                     -------  --------   -------   -------   -------
     Total from investment operations                    .26      1.20       .19       .35       .69
Distributions
   Net investment income                               (.12)     (.58)     (.57)     (.29)     (.62)
   Net realized gains                                     --        --     (.01)        --        --
   In excess of realized gains                            --        --        --        --        --
                                                     -------  --------   -------   -------   -------
     Total distributions                               (.12)     (.58)     (.58)     (.29)     (.62)
                                                     -------  --------   -------   -------   -------
Net Asset Value, End of Period                       $ 10.14  $  10.76   $ 10.37   $ 10.43   $ 10.50
                                                     =======  ========   =======   =======   =======
Ratio of net expenses to average net assets (b)       0.80%*     0.80%     0.80%    0.80%*     0.80%
Ratio of net investment income to average
   net assets (c)                                     5.82%*     5.45%     5.47%    5.66%*     5.96%
Portfolio turnover rate                                   0%       10%       49%     22%**       83%
Total return (c)                                     2.61%**    12.09%     1.93%   3.45%**     6.85%
Net assets, end of period (000s)                     $22,973  $104,750   $96,143   $97,308   $91,304

                                                                                          Years Ended June 30,
                                                        1990      1991      1992      1993      1994      1995
                                                     -------  --------  --------  --------  --------  --------
Net Asset Value, Beginning of Period                 $ 10.50  $  10.54  $  10.73  $  11.06  $  11.57  $  11.00
                                                     -------  --------  --------  --------  --------  --------
Income From Investment Operations
   Net investment income                                 .63       .62       .57       .54       .53       .53
   Net realized and unrealized gains (losses)
     on investments                                      .07       .22       .50       .63     (.39)       .16
                                                     -------  --------  --------  --------  --------  --------
     Total from investment operations                    .70       .84      1.07      1.17       .14       .69
Distributions
   Net investment income                               (.63)     (.62)     (.57)     (.54)     (.53)     (.53)
   Net realized gains                                  (.03)     (.03)     (.17)     (.12)     (.17)        --
   In excess of realized gains                            --        --        --        --     (.01)        --
                                                     -------  --------  --------  --------  --------  --------
     Total distributions                               (.66)     (.65)     (.74)     (.66)     (.71)     (.53)
                                                     -------  --------  --------  --------  --------  --------
Net Asset Value, End of Period                       $ 10.54  $  10.73  $  11.06  $  11.57  $  11.00  $  11.16
                                                     =======  ========  ========  ========  ========  ========
Ratio of net expenses to average
   net assets (b)                                      0.80%     0.80%     0.79%     0.72%     0.71%     0.74%
Ratio of net investment income to average
   net assets (c)                                      5.96%     5.79%     5.23%     4.79%     4.63%     4.94%
Portfolio turnover rate                                 141%       96%      109%       96%       55%       67%
Total return (c)                                       6.85%     8.18%    10.31%    10.92%     1.16%     6.59%
Net assets, end of period (000s)                     $98,918  $118,651  $165,401  $245,441  $238,053  $212,489

* Annualized
** Not annualized
(a)  The Fund commenced operations on October 9, 1985.
(b) If the Fund had paid all of its expenses and there had been no reimbursement of expenses by the investment adviser in connection with the expense limitation which expired October 31, 1993, this ratio would have been
2.38 percent for the period ended December 31, 1985, 0.94 and 0.83 percent for the years ended December 31, 1986 and 1987, respectively, 0.87 percent for the six months ended June 30, 1988, 0.82, 0.81 and 0.81 percent for the years ended June 30, 1989 through 1991, respectively, and 0.76 percent for the year ended June 30, 1995.
(c) Computed giving effect to investment adviser's expense limitation undertaking.

Financial Highlights Continued

Managed Municipals
Selected per-share data (for a share outstanding throughout each period), ratios and supplemental data.
                                                                                       Six
                                                                                    Months     Years
                                                                                     Ended     Ended
                                                                      Years Ended December 31,        June 30,  June 30,
                                                        1985      1986      1987      1988      1989
                                                    --------  --------  --------  --------  --------
Net Asset Value, Beginning of Period                $   7.89  $   8.93  $   9.22  $   8.50  $   8.61
                                                    --------  --------  --------  --------  --------
Income From Investment Operations
   Net investment income                                 .68       .67      .61        .30       .61
   Net realized and unrealized gains (losses)
     on investments                                     1.07      1.21     (.59)      .11        .44
                                                    --------  --------  --------  --------  --------
     Total from investment operations                   1.75    1.88         .02       .41      1.05
Distributions
   Net investment income                               (.68)     (.67)     (.61)     (.30)     (.61)
   Net realized gains                                  (.03)     (.92)     (.13)        --     (.03)
   In excess of realized gains                            --        --        --        --        --
                                                    --------  --------  --------  --------  --------
     Total distributions                               (.71)    (1.59)     (.74)     (.30)     (.64)
                                                    --------  --------  --------  --------  --------
Net Asset Value, End of Period                      $   8.93  $   9.22  $   8.50  $   8.61  $   9.02
                                                    ========  ========  ========  ========  ========
Ratio of expenses to average net assets                0.65%     0.65%     0.65%    0.65%*    0.65%
Ratio of net investment income to average
   net assets                                          8.11%     7.04%     6.99%    7.03%*    7.00%
Portfolio turnover rate                                 113%       92%      113%     28%**      102%
Total return                                          23.00%    21.70%     0.39%   4.90%**    12.69%
Net assets, end of period (000s)                    $357,360  $523,947  $458,170  $467,595  $514,898

                                                                                          Years Ended June 30,
                                                        1990      1991      1992      1993      1994      1995
                                                    --------  --------  --------  --------  --------  --------
Net Asset Value, Beginning of Period                $   9.02  $   8.71  $   8.85  $   9.11  $   9.38  $   8.70
                                                    --------  --------  --------  --------  --------  --------
Income From Investment Operations
   Net investment income                                 .59       .56       .55       .52       .50       .51
   Net realized and unrealized gains (losses)
     on investments                                    (.06)       .19       .46       .42     (.51)       .09
                                                    --------  --------  --------  --------  --------  --------
     Total from investment operations                  .53         .75      1.01       .94     (.01)       .60
Distributions
   Net investment income                               (.59)     (.56)     (.55)     (.52)     (.50)     (.51)
   Net realized gains                                  (.25)     (.05)     (.20)     (.15)     (.11)        --
   In excess of realized gains                            --        --        --        --     (.06)        --
                                                    --------  --------  --------  --------  --------  --------
     Total distributions                               (.84)     (.61)     (.75)     (.67)     (.67)     (.51)
                                                    --------  --------  --------  --------  --------  --------
Net Asset Value, End of Period                      $   8.71  $   8.85  $   9.11  $   9.38  $   8.70  $   8.79
                                                    ========  ========  ========  ========  ========  ========
Ratio of expenses to average net assets                0.66%     0.66%     0.64%     0.64%     0.65%     0.65%
Ratio of net investment income to average net assets   6.66%     6.39%     6.17%     5.65%     5.45%     5.85%
Portfolio turnover rate                                 95%       203%       94%       63%       36%       33%
Total return                                           6.15%     8.92%    11.95%    10.79%   (0.29%)     7.12%
Net assets, end of period (000s)                    $584,081  $655,930  $725,472  $776,694  $687,252  $629,730

* Annualized
** Not annualized

Financial Highlights Continued

High-Yield Municipals
Selected per-share data (for a share outstanding throughout each period), ratios and supplemental data.
                                                                                       Six
                                                                                    Months     Years
                                                                                     Ended     Ended
                                                                      Years Ended December 31,        June 30,  June 30,
                                                        1985      1986      1987      1988      1989
                                                     -------  --------  --------  --------  --------
Net Asset Value, Beginning of Period                 $ 10.02  $  11.10  $  12.06  $  11.06  $  11.37
                                                     -------  --------  --------  --------  --------
Income From Investment Operations
   Net investment income                                 .94       .90       .87       .44       .88
   Net realized and unrealized gains (losses)
     on investments                                     1.08      1.11     (.89)       .31       .63
                                                     -------  --------  --------  --------  --------
     Total from investment operations                   2.02      2.01     (.02)       .75      1.51
Distributions
   Net investment income                               (.94)     (.90)     (.87)     (.44)     (.88)
   Net realized gains                                     --     (.15)     (.11)        --     (.03)
   In excess of realized gains                            --        --        --        --        --
                                                     -------  --------  --------  --------  --------
     Total distributions                               (.94)    (1.05)     (.98)     (.44)     (.91)
                                                     -------  --------  --------  --------  --------
Net Asset Value, End of Period                       $ 11.10  $  12.06  $  11.06  $  11.37  $  11.97
                                                     =======  ========  ========  ========  ========
Ratio of net expenses to average net assets (a)        0.80%     0.76%     0.73%    0.76%*     0.73%
Ratio of net investment income to average
   net assets (b)                                      8.89%     7.77%     8.20%    7.87%*     7.54%
Portfolio turnover rate                                  46%       34%      110%     53%**      208%
Total return                                          20.96%    18.64%   (0.16%)   6.89%**    13.79%
Net assets, end of period (000s)                     $99,796  $225,883  $181,600  $201,274  $277,620

                                                                                Years Ended June 30,
                                                        1990      1991      1992      1993      1994      1995
                                                    --------  --------  --------  --------  --------  --------
Net Asset Value, Beginning of Period                $  11.97  $  11.78  $  11.79  $  11.83  $  11.84  $  11.06
                                                    --------  --------  --------  --------  --------  --------
Income From Investment Operations
   Net investment income                                 .85       .82       .80       .71       .67       .66
   Net realized and unrealized gains (losses)
     on investments                                      .02       .17       .22       .18     (.54)       .25
                                                    --------  --------  --------  --------  --------  --------
     Total from investment operations                    .87       .99      1.02       .89       .13       .91
Distributions
   Net investment income                               (.85)     (.82)     (.80)     (.71)     (.67)     (.66)
   Net realized gains                                  (.21)     (.16)     (.18)     (.17)     (.17)        --
   In excess of realized gains                            --        --        --        --     (.07)        --
                                                    --------  --------  --------  --------  --------  --------
     Total distributions                              (1.06)     (.98)     (.98)     (.88)     (.91)     (.66)
                                                    --------  --------  --------  --------  --------  --------
Net Asset Value, End of Period                      $  11.78  $  11.79  $  11.83  $  11.84  $  11.06  $  11.31
                                                    ========  ========  ========  ========  ========  ========
Ratio of net expenses to average net assets (a)        0.71%     0.71%     0.69%     0.73%     0.76%     0.86%
Ratio of net investment income to average
     net assets (b)                                    7.22%     7.00%     6.75%     6.04%     5.76%     5.98%
Portfolio turnover rate                                 261%      195%       88%       75%       36%       23%
Total return                                           7.59%     8.79%     9.01%     7.88%     0.95%     8.54%
Net assets, end of period (000s)                    $310,582  $373,948  $410,613  $359,103  $308,181  $281,155

* Annualized
** Not annualized
(a) If the Fund had paid all of its expenses and there had been no reimbursement of expenses by the investment adviser in connection with the expense limitation which expired December 31, 1986, this ratio would have been 0.81 percent for the year ended December 31, 1985.
(b) Computed giving effect to investment adviser's expense limitation undertaking.

Report of Independent Auditors
To the Shareholders and Board of Trustees of SteinRoe Municipal Trust

SteinRoe Municipal Money Market Fund
SteinRoe Intermediate Municipals
SteinRoe Managed Municipals
SteinRoe High-Yield Municipals

We have audited the accompanying balance sheets, including the schedules of investments, of SteinRoe Municipal Money Market Fund, SteinRoe Intermediate Municipals, SteinRoe Managed Municipals, and SteinRoe High-Yield Municipals, as of June 30, 1995, and the related statements of operations for the year then ended and changes in net assets for each of the two years in the period then ended, and the financial highlights of SteinRoe Municipal Money Market Fund and SteinRoe High-Yield Municipals since inception, and the financial highlights of SteinRoe Intermediate Municipals and SteinRoe Managed Municipals for the periods subsequent to December 31, 1987. These financial statements and financial highlights are the responsibility of the Funds' management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of June 30, 1995, by correspondence with the custodian and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial positions of SteinRoe Municipal Money Market Fund, SteinRoe Intermediate Municipals, SteinRoe Managed Municipals, and SteinRoe High-Yield Municipals at June 30, 1995, and the results of their operations, the changes in their net assets, and their financial highlights for the periods referred to above, in conformity with generally accepted accounting principles.

Ernst & Young LLP

Chicago, Illinois
August 14, 1995

A Guide to SteinRoe Services
We encourage you to take advantage of our free shareholder services. If you would like additional information about how to establish or use a SteinRoe service, just call us at 1 800 338-2550.

Purchases
In addition to sending us a check or wire to purchase additional fund shares, you can take advantage of these convenient automatic services:

* Automatic Investment Plan -- Make regular investments ($50 minimum) in your SteinRoe account directly from your bank checking account. You select monthly, quarterly, semiannual or annual purchases.

* Special Investments -- Purchase shares by telephone and pay for them by electronic transfer from your bank checking account.

Exchanges
* Telephone Exchange -- Call us to exchange $1,000 or more from your account in one SteinRoe Fund to an identically registered account in another SteinRoe Fund. You receive this service when you open a SteinRoe Fund account, unless you elect not to.*

* Automatic Exchange -- SteinRoe will regularly exchange shares from your account in one SteinRoe Fund to your account in another. You select twice-monthly, monthly, quarterly, semiannual or annual exchanges.

Redemptions
* Telephone Redemption by Check -- Call to redeem $1,000 or more from your account. A check will be sent to your registered address. You automatically receive this service when you open a SteinRoe account, unless you elect not to.

* Telephone Redemption by Wire -- Redeem shares by phone from your Money Market Fund account ($1,000 minimum) and wire the proceeds to your bank checking account. A small fee for wiring proceeds will be deducted from the amount wired.


* Special Redemption Option -- If you do not want to pre-schedule your redemptions, you can redeem shares by telephone ($50 minimum/ $100,000 maximum) and have the proceeds sent directly to your bank checking account.

* Automatic Redemption Plan -- Redeem either a fixed dollar or share amount, or a fixed percentage of your account automatically on a schedule you establish. You select monthly, quarterly, semiannual or annual withdrawals ($50 minimum/ $100,000 maximum), and the proceeds are sent either to your bank checking account or to an address you specify.

* Money Market Fund Check Writing -- Write checks for $50 or more on your Money Market Fund account.

Distributions
Most investors like to reinvest their dividends and capital gains distributions and put them back to work. If, however, you do not want them reinvested, consider these alternatives:

* Dividend Purchase Option -- Use the distributions from one SteinRoe Fund account ($25 minimum) to automatically purchase shares in your account with another SteinRoe Fund.

* Automatic Dividend Deposit -- Instead of receiving your dividends by check, your distributions are deposited automatically into your bank checking account.

Recordkeeping
* Summary of Investments -- Consolidates quarterly transaction and investment information for any or all of your household's SteinRoe accounts on one easy-to-read statement. At year end, SteinRoe provides a complete summary of all account activity for the year.

*SteinRoe reserves the right to discontinue or modify the exchange privilege, and certain restrictions apply. Please refer to your prospectus for details.

Funds for Every Investment Objective

The SteinRoe family of 100 percent no-load mutual funds offers a variety of funds so you can select the right fund, or combination of funds, to meet your investment objectives. Call us at 1 800 338-2550 for a prospectus and more complete information on any of the funds, including management fees and expenses. Please read the prospectus carefully before you invest or send money.

Money Market Funds

Money market funds seek to provide income while preserving principal and maintaining liquidity. These funds offer free check writing.

* Government Reserves -- Invests primarily in securities issued or guaranteed by the U.S. government and its agencies and instrumentalities.*

* Cash Reserves -- Invests in high-quality, short-term money market securities such as certificates of deposit, banker's acceptances and commercial paper.*

Bond Funds

Bond funds seek high current income by investing primarily in fixed income securities.

* Limited Maturity Income Fund -- Invests primarily in U.S. government and other high-quality debt securities. The dollar-weighted average effective maturity will not exceed three years.

* Government Income Fund -- Invests primarily in securities issued or guaranteed by the U.S. government and its agencies.*

* Intermediate Bond Fund -- Invests primarily in marketable debt securities with an average life of three to ten years.

* Income Fund -- Pursues a higher level of current income by investing primarily in medium- and lower-quality bonds.

Tax-Exempt Funds
These funds help investors keep more of their earnings by investing in instruments that earn income free from federal income tax. Income may be subject to federal alternative minimum tax and state and local taxes; capital gains are subject to state, local and federal taxes.

* Municipal Money Market Fund -- Seeks to provide the liquidity and stability of a money market fund plus current tax-free income. Free check writing available.*

* Intermediate Municipals -- Seeks high current yield through investments primarily in the three highest grades of intermediate-term municipal securities.

* Managed Municipals -- Pursues high tax-free income by investing in a quality-conscious portfolio of long-term municipal bonds.

* High-Yield Municipals -- Seeks a higher level of tax-free income from long-term municipal securities, primarily of medium or lower quality.

Growth and Income Funds
These funds seek to provide a conservative investment that is well positioned for long-term growth and current income. Each fund's approach is designed to limit the effects of market volatility.

* Total Return Fund -- Strives for maximum total return consistent with reasonable investment risk by investing in stocks, bonds and convertible securities.

* Prime Equities -- Pursues long-term capital growth by investing primarily in large, well-established companies.

Growth Funds

Growth funds offer long-term capital appreciation potential by investing primarily in various types of stocks.

* Growth Stock Fund -- Pursues long-term capital appreciation from stocks with strong growth potential.

* Special Fund -- Invests in securities believed to have limited downside risk relative to their potential for above-average growth, including securities of undervalued, underfollowed or out-of-favor companies.

* Special Venture Fund -- Seeks capital appreciation through equity securities of entrepreneurially managed companies.

* Young Investor Fund -- Invests in securities of companies that affect the lives of children or teenagers.

* Capital Opportunities Fund -- Takes a long-term approach to emerging growth by selecting quality companies with the potential to generate high levels of earnings growth over a three- to five-year period.

* International Fund -- Invests in a diversified portfolio of foreign securities.

*Money market mutual funds strive to maintain a $1 per share net asset value, but there is no assurance that the fund will be able to maintain a stable net asset value. The net asset value of a fund that invests in securities issued or guaranteed by the U.S. government is not guaranteed.

To Contact Us. . .

By Phone 1 800 338-2550
You can discuss your investment questions with a SteinRoe account representative by calling us toll free. We'll be happy to answer questions about your current account, or to provide you with information about opening a SteinRoe Fund account, including SteinRoe IRAs. We're available seven days a week, from 7 a.m. to 8 p.m. weekdays and from 8 a.m. to 5 p.m. Saturday and Sunday (central time).

SteinRoe's Funds-on-Call(R)

24-Hour Service Line

Using a touch-tone phone, call our toll-free number, day or night, for your current account balance, the latest SteinRoe Fund prices and yields, and other information. In addition, if you have a Personal Identification Number (PIN), you may place orders for the following transactions 24 hours a day:

* Exchange shares between your SteinRoe accounts;
* Purchase Fund shares by electronic transfer;
* Order additional account statements and Money Market Fund checks;
* Redeem shares by check, wire or electronic transfer.

Please contact an account representative if you would like to apply for a PIN.

Retirement Plan Accounts
Call us for information about how we can assist you with your defined contribution plan, including 401(k) plans. You can reach us toll free at 1 800 322-1130.

By Mail
If you prefer to contact us by mail, please address all correspondence to:
P.O. Box 804058, Chicago, IL 60680.

In Person
If you are in the Chicago area, please visit our Investor Center located in downtown Chicago at One South Wacker Drive, 32nd Floor. Our account representatives can answer questions about your current fund investments or provide you information about any of the SteinRoe Funds and retirement plans. Stop by weekdays between
8 a.m. and 5:15 p.m.

This report must be preceded or accompanied by a prospectus.

Municipal Trust
Trustees
Timothy K. Armour
President of Mutual Fund Division and Director of Stein Roe & Farnham
Incorporated
Kenneth L. Block
Chairman Emeritus, A. T. Kearney, Inc.
William W. Boyd
Chairman and Director of Sterling
Plumbing Group, Inc.
Lindsay Cook
Senior Vice President of Liberty Financial Companies, Inc.
Francis W. Morley
Chairman, Employer Plan Administrators
and Consultants Co.
Charles R. Nelson
Van Voorhis Professor of Political Economy, University of Washington Gordon R. Worley
Private investor

Officers
Timothy K. Armour, President
Jilaine H. Bauer, Executive Vice President,
  Secretary
N. Bruce Callow, Executive Vice President
Hans P. Ziegler, Executive Vice President
Gary A. Anetsberger, Senior Vice President,
  Chief Financial Officer
Thomas W. Butch, Vice President
Joanne T. Costopoulos, Vice President
Philip D. Hausken, Vice President
Stephen P. Lautz, Vice President
Lynn C. Maddox, Vice President
Anne E. Marcel, Vice President
M. Jane McCart, Vice President
Jill K. Netzel, Vice President
Nicolette D. Parrish, Vice President,
  Assistant Secretary
Thomas P. Sorbo, Vice President
Sharon R. Robertson, Controller
Margaret O. Zwick, Treasurer
Janet B. Rysz, Assistant Secretary

Agents and Advisers
Stein Roe & Farnham Incorporated
Investment Adviser
State Street Bank and Trust Company
Custodian
SteinRoe Services Inc.
Transfer Agent
Bell, Boyd & Lloyd
Legal Counsel to the Trust
Ernst & Young LLP
Independent Auditors

Graphic SteinRoe Logo
The SteinRoe Funds
SteinRoe Government Reserves
SteinRoe Cash Reserves
SteinRoe Limited Maturity Income Fund
SteinRoe Government Income Fund
SteinRoe Intermediate Bond Fund
SteinRoe Income Fund
SteinRoe Municipal Money Market Fund
SteinRoe Intermediate Municipals
SteinRoe Managed Municipals
SteinRoe High-Yield Municipals
SteinRoe Total Return Fund
SteinRoe Prime Equities
SteinRoe Young Investor Fund
SteinRoe Growth Stock Fund
SteinRoe Capital Opportunities Fund
SteinRoe Special Fund
SteinRoe Special Venture Fund
SteinRoe International Fund

P.O. Box 804058
Chicago, Illinois 60680
1 800 338-2550
In Chicago, visit our Investor Center
at One South Wacker Drive
Liberty Securities Corporation, Distributor
Member, SIPC
8/95
20040